Confidential

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

2025 ACQUISITION COMPANY, LLC,

a Delaware limited liability company;

BRAVO MERGER SUB, INC.,

a Maryland corporation; and

FORIAN INC.,

a Maryland corporation

Dated as of April 2, 2026

TABLE OF CONTENTS

Page

SECTION 1.	THE OFFER	2

1.1	The Offer	2

1.2	Company Actions	6

1.3	Schedule 13E-3	7

SECTION 2.	MERGER TRANSACTION	7

2.1	Merger of Purchaser into the Company	7

2.2	Effect of the Merger	7

2.3	Closing; Effective Time	8

2.4	Charter and Bylaws; Directors and Officers	8

2.5	Conversion of Shares	8

2.6	Stock Transfer Books	9

2.7	Dissenters’ Rights	11

2.8	Treatment of Company Options, Company RSU Awards and Restricted Stock Awards	11

2.9	Further Action	12

SECTION 3.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY	13

3.1	Organization and Qualification	13

3.2	Capitalization	13

3.3	Subsidiaries	15

3.4	Corporate Power; Enforceability	15

3.5	Stockholder Approval	15

3.6	Consents and Approvals; No Violation	15

3.7	Reports; Financial Statements	16

3.8	No Undisclosed Liabilities	17

i

3.9	Absence of Certain Changes	18

3.10	Brokers; Certain Expenses	18

3.11	Employee Benefit Matters/Employees	18

3.12	Litigation	20

3.13	Tax Matters	20

3.14	Compliance with Law; Permits	22

3.15	Environmental Matters	22

3.16	Intellectual Property	22

3.17	Real Property; Assets	24

3.18	Material Contracts	25

3.19	Insurance	27

3.20	Certain Payments	27

3.21	Health Care Matters	27

3.22	Related Party Transactions	29

3.23	Opinion of Financial Advisor of the Company	29

3.24	State Takeover Statutes Inapplicable	29

3.25	No Other Representations or Warranties	30

SECTION 4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	30

4.1	Organization and Qualification	30

4.2	Authority	30

4.3	Consents and Approvals; No Violation	31

4.4	Disclosure	31

4.5	Litigation	31

4.6	No Other Operations	32

4.7	Brokers	32

4.8	Solvency	32

4.9	Funds	32

4.10	No Other Representations or Warranties	34

SECTION 5.	CERTAIN COVENANTS OF THE COMPANY	35

5.1	Access to Information	35

5.2	Operation of the Company’s Business	35

5.3	No Solicitation	38

SECTION 6.	ADDITIONAL COVENANTS OF THE PARTIES	40

6.1	Company Board Recommendation	40

6.2	Filings, Consents and Approvals	42

6.3	Company Stock Awards	44

6.4	Employee Matters	44

6.5	Indemnification of Officers and Directors	46

6.6	Securityholder Litigation	47

6.7	Additional Agreements	48

6.8	Disclosure	48

6.9	Takeover Laws; Advice of Changes	49

6.10	Section 16 Matters	49

6.11	Rule 14d-10 Matters	49

6.12	Purchaser Stockholder Consent	50

6.13	Stock Exchange Delisting; Deregistration	50

6.14	Financing	50

SECTION 7.	CONDITIONS PRECEDENT TO THE MERGER	52

7.1	No Restraints	52

7.2	Consummation of Offer	52

SECTION 8.	TERMINATION	52

8.1	Termination	52

8.2	Effect of Termination	54

8.3	Expenses; Termination Fee	54

SECTION 9.	MISCELLANEOUS PROVISIONS	56

9.1	Amendment	56

9.2	Waiver	57

9.3	No Survival of Representations and Warranties and Covenants	57

9.4	Entire Agreement; Counterparts	57

9.5	Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies	57

9.6	Assignability	58

9.7	No Third Party Beneficiaries	59

9.8	Notices	59

9.9	Severability	60

9.10	Obligation of Parent	60

9.11	Transfer Taxes	60

9.12	Intended Tax Treatment	61

9.13	Company Disclosure Schedule	61

9.14	Time of Essence	61

9.15	Construction	61

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of April 2, 2026, by and among 2025 Acquisition Company, LLC, a Delaware limited liability company (“Parent”), Bravo Merger Sub, Inc., a Maryland corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Forian Inc., a Maryland corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.          Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (the “Shares”) for $2.17 per Share in cash (the “Offer Price”), payable without interest and subject to any applicable withholding Taxes in accordance with Section 2.6(f), on the terms and subject to the conditions of this Agreement.

B.         Following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the merger and as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5 and except for any Dissenting Shares, (i) each issued and outstanding Share not owned by Parent, Purchaser or the Company as of the Effective Time shall be converted into the right to receive the Offer Price without interest and subject to any applicable withholding Taxes in accordance with Section 2.6(f), and (ii) the Company shall become a wholly owned subsidiary of Parent as a result of the Merger.

C.          The board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee of the Company Board constituted on August 25, 2025, consisting of two independent and disinterested directors of the Company Board (the “Special Committee”), has (i) determined and declared that this Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) determined that the Merger shall be effected under Section 3-106.1(c) and other relevant provisions of the MGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer and subject to the terms of this Agreement (the recommendation of the Company Board, the “Company Board Recommendation”).

D.         The board of directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.

E.         Concurrently with the execution and delivery of this Agreement, and as an inducement to Parent’s and the Company’s willingness to enter into this Agreement, the Consortium Members have entered into that certain Amendment to the Consortium Agreement, dated as of August 25, 2025 (as amended, the “Consortium Agreement”), pursuant to which, among other things, (i) Parent shall be the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all Shares held by the Consortium Members, (ii) prior to the commencement of the Offer, each Consortium Member will contribute all Shares held by such Consortium Member to Parent, free and clear of all liens (except for liens arising hereunder or as may be applicable under the Securities Act of 1933, as amended, or other applicable securities laws), and (iii) each Consortium Member agrees to take certain actions in furtherance of the transactions contemplated hereby.

F.          Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has delivered to the Company the Commitment Letter executed by the Sponsor (as defined below), dated as of the date hereof.

G.          Each of Parent, Purchaser and the Company acknowledges and agrees that the Merger shall be effected under Section 3-106.1(c) of the MGCL and shall, upon the terms and subject to the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time.

Agreement

In consideration of the foregoing and the representations, warranties, covenants, and agreements set forth in this Agreement, as well as other good and valuable consideration, the receipt and sufficiency of which are acknowledged and accepted, and intending to be legally bound by this Agreement, Parent, Purchaser and the Company, agree as follows:

SECTION 1.       THE OFFER

1.1          The Offer.

(a)         Commencement of the Offer.  Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) Business Days after the date of this Agreement (subject to the Company then being prepared to file the Schedule 14D-9 on the same day as the commencement of the Offer, and having complied in all material respects with its obligations to provide information pursuant to Section 1.1(e) and Section 1.2(b)), Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b)         Terms and Conditions of the Offer.  The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the terms and conditions set forth in this Agreement, including the satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”).  The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions.  Purchaser and Parent expressly reserve the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser and Parent shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or would reasonably be expected to adversely affect, any holder of Shares in their capacity as such or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or the Merger or impair the ability of Parent or Purchaser to consummate the Offer or Merger, (F) amend or modify the Minimum Condition or the conditions set forth in clause (a) of Annex I, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement, or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.  The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.

(c)         Expiration and Extension of the Offer.  The Offer shall initially be scheduled to expire at one minute following 11:59 p.m., Eastern Time, on the 20th Business Day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” and such date and time or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”).  Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8 (i) if, as of the then-scheduled Expiration Date, (A) any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived or (B) the Minimum Condition is not satisfied and prior to such then-scheduled Expiration Date, an Acquisition Proposal (x) has been publicly announced and not publicly withdrawn or (y) has not been publicly announced but has been received by the Company and not withdrawn, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for additional periods of up to ten (10) Business Days per extension (or for such longer period as may be agreed to by Parent and the Company), to permit such Offer Condition to be satisfied; (ii) Purchaser shall extend the Offer from time to time for: any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer; and (iii) if, as of the scheduled Expiration Date, any Offer Condition (other than the Minimum Condition) is not satisfied and has not been waived and the Minimum Condition shall not have been satisfied, at the request of the Company, Purchaser shall extend the Offer on one or more occasions for an additional period of up to ten (10) Business Days per extension (or for such longer period as may be agreed to by Parent and the Company), to permit such Offer Condition to be satisfied. Notwithstanding anything to the contrary, in no event shall Purchaser or the Company (A) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8 and (y) the End Date; or (B) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company.  In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Condition) shall have been satisfied or waived, Purchaser shall extend the Offer on up to two consecutive occasions, for an additional period of up to ten (10) Business Days per extension (or for such longer period as may be agreed to by Parent and the Company), to permit the Minimum Condition to be satisfied; provided, however, that Purchaser shall not be required to extend the Offer pursuant to this sentence on more than two occasions; provided further that Purchaser shall not be required to, and Purchaser shall not, under any circumstances extend the Offer beyond the Extension Deadline.  Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.

(d)         Termination of Offer.  In the event that this Agreement is terminated pursuant to Section 8.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within one Business Day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer.  If the Offer is terminated or withdrawn by Purchaser, Purchaser shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.

(e)         Offer Documents.  As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (A) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (B) cause the Offer to Purchase and related documents to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws or any other applicable Legal Requirements and (C) cause a notice that satisfies the requirements of Section 3-106.1(e)(1) of the MGCL (such notice, the “Maryland Short Form Merger Notice”) to be given to all holders of Shares with the Offer to Purchase, unless, prior to the commencement of the Offer, the Maryland Short Form Merger Notice has been disseminated to all holders of Shares who, except for the application of Section 3-106.1 of the MGCL, would be entitled to vote on the Merger on the date such notice is given or on a record date fixed for that purpose that is not more than 10 days before the date that notice is given.  Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements.  Parent and Purchaser agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.  The Company consents to the inclusion of the Company Board Recommendation in the Offer Documents (unless the Company Board has made a Company Adverse Change Recommendation in compliance with Section 6.1).  The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 1.1(e).  The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC.  Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments.  Each of Parent and Purchaser shall respond promptly to any comments from the SEC or its staff with respect to the Offer Documents or the Offer.  Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to review and comment on any response to any such comments of the SEC or its staff, and Parent and Purchaser shall give reasonable and good faith consideration to any such comments made by the Company or its counsel.

(f)        Payment; Funds.  On the terms specified herein and subject to the satisfaction or, to the extent waivable by Parent or Purchaser, waiver by Parent or Purchaser of each of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, promptly after the Expiration Date, irrevocably accept for payment all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and pay for such Shares as promptly as practicable (and in any event within two (2) Business Days) after the Offer Acceptance Time.  Parent shall be entitled to use or cause to be used some or all of the Net Cash in order to pay the Offer Price with respect to each and any Share that Purchaser becomes obligated to purchase pursuant to the Offer.  Parent will notify the Company three (3) Business Days before the Closing how much of the Net Cash (if any) will be used to pay the Cash Amount and the Company shall deposit or cause to be deposited, such amount with the Depository Agent in accordance with Section 2.6(b).

(g)         Adjustment of Offer Price. If, between the date of this Agreement and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted; provided that nothing in this Section 1.1(g) shall be construed to permit the Company to take any action that is expressly prohibited by the terms of this Agreement.

(h)        Updates.  Parent shall, upon the reasonable request of the Company, advise the Company on a daily basis on each of the last seven (7) Business Days prior to the then-scheduled Expiration Date as to the number of Shares that have been validly tendered and not validly withdrawn in accordance with the terms of the Offer.

1.2         Company Actions.

(a)        Schedule 14D-9.  As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), following the filing of the Schedule TO and Schedule 13E-3, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that (A) includes the Company Board Recommendation (unless the Company Board has made a Company Adverse Change Recommendation in compliance with Section 6.1) and (B) includes a notice and other information in accordance with Section 3-106.1(e)(1) of the MGCL.  Prior to such filing and dissemination the Company shall set the Stockholder List Date as the record date for the purpose of Section 3-202(b)(1)(i) of the MGCL.  The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements.  Unless requested otherwise by the Company, Parent shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Shares together with the Offer Documents.  Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to promptly cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.  Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser that may be required or reasonably requested in connection with any action contemplated by this Section 1.2(a).  Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC.  Except with respect to any disclosure regarding a Company Adverse Change Recommendation made in compliance with Section 6.1, the Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments.  Except with respect to any disclosure regarding a Company Adverse Change Recommendation made in compliance with Section 6.1, the Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.  The Company shall provide Parent and its counsel a reasonable opportunity to review and comment on any response to any such comments of the SEC or its staff, and the Company shall give reasonable and good faith consideration to any such comments made by Parent or its counsel.

(b)        Stockholder Lists.  The Company shall promptly furnish to, or shall cause to be promptly furnished to, Parent a list of the Company’s stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) Business Days prior to the date of the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”).  Subject to applicable Legal Requirements, Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files in accordance with the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request by the Company, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or, at Parent’s option, destroy) all copies and any extracts or summaries from such information then in their possession or control.

(c)         Share Registry.  The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Offer Acceptance Time.

1.3        Schedule 13E-3.  As promptly as practicable on the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent, Purchaser and the Company shall jointly file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13E-3”) relating to the Transactions.  Parent, Purchaser and the Company agree that they shall cause the Schedule 13E-3 to comply in all material respects with the Exchange Act and other applicable Legal Requirements.  Unless requested otherwise by the Company, Parent shall cause the Schedule 13E-3 to be mailed or otherwise disseminated to the holders of Shares together with the Offer Documents.  Each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 13E-3 if and to the extent that such information shall have become false or misleading in any material respect, and Parent, Purchaser and the Company further agrees to take all steps necessary to promptly cause the Schedule 13E-3 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.  Each of Parent, Purchaser and the Company shall promptly furnish or otherwise make available to the other parties or such parties’ legal counsel all information that may be required or reasonably requested in connection with any action contemplated by this Section 1.3.  Each of Parent, Purchaser and the Company and their respective counsel shall be given reasonable opportunity to review and comment on the Schedule 13E-3 and any amendment thereto prior to the filing thereof with the SEC.  Except with respect to any disclosure regarding a Company Adverse Change Recommendation made in compliance with Section 6.1, each of Parent, Purchaser and the Company agree to provide the other parties and their respective counsel with any comments each party or its counsel may receive from the SEC or its staff with respect to the Schedule 13E-3 promptly after receipt of such comments.  Except with respect to any disclosure regarding a Company Adverse Change Recommendation made in compliance with Section 6.1, each of Parent, Purchaser and the Company shall jointly respond promptly to any comments of the SEC or its staff with respect to the Schedule 13E-3.  Each of Parent, Purchaser and the Company shall provide the other parties and their respective counsel a reasonable opportunity to review and comment on any response to any such comments of the SEC or its staff, and each of Parent, Purchaser and the Company shall give reasonable and good faith consideration to any such comments made by the other parties or their respective counsel.

SECTION 2.       MERGER TRANSACTION

2.1        Merger of Purchaser into the Company.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 3-106.1(c) of the MGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease.  The Company will continue as the Surviving Corporation.

2.2        Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the MGCL, including Section 3-106.1 of the MGCL.  Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

2.3         Closing; Effective Time.

(a)        Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place electronically at 8:00 a.m., Eastern Time, as promptly as practicable (but in any event no later than the first Business Day) following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions).  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b)         Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed articles of merger with the State Department of Assessments and Taxation of Maryland with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with the MGCL.  The Merger shall become effective upon the date and time of the acceptance for record of such articles of merger by the State Department of Assessments and Taxation of Maryland or such later date and time as is agreed upon in writing by the parties hereto (not to exceed 30 days) and specified in the articles of merger (such date and time, the “Effective Time”).

2.4         Charter and Bylaws; Directors and Officers.  At the Effective Time:

(a)       Subject to Section 6.5, the charter of the Surviving Corporation shall be amended and restated as of the Effective Time substantially in the manner set forth in Exhibit B, until thereafter changed or amended as provided therein or by applicable Legal Requirements.

(b)        Subject to Section 6.5, the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements.

(c)        The directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors and officers on Schedule 2.4(c) of the Company Disclosure Schedule and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

2.5         Conversion of Shares.

(a)         At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i)          any Shares then held by any direct or indirect wholly-owned subsidiary of the Company shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)         any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)         except as provided in clauses (i) and (ii) above and subject to Section 2.5(b), each Share outstanding immediately prior to the Effective Time shall be cancelled and (other than any Dissenting Shares, as defined below, which shall have only those rights set forth in Section 2.7) shall be converted into the right to receive the Offer Price (the “Merger Consideration”), in each case, without any interest thereon and subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(f); and

(iv)          each share of the common stock, $0.001 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

From and after the Effective Time, subject to Section 2.5(a)(iii), all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each applicable holder of such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such Shares in accordance with Section 2.6.

(b)         If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted; provided that nothing in this Section 2.5(b) shall be construed to permit the Company to take any action that is prohibited by the terms of this Agreement.

2.6         Stock Transfer Books.

(a)         Prior to the Offer Acceptance Time, Parent shall designate a bank or trust company that has a principal place of business located in the United States of America and is reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Section 2.5.  Parent shall be responsible for all expenses of the Depository Agent and the Paying Agent.  The Paying Agent Agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company.

(b)         At or prior to the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, and, in accordance with Section 1.1(f),  the Company shall deposit, or shall cause to be deposited, out of Net Cash, cash (i) with the Depository Agent, which together shall be sufficient to make payment of the Offer Price pursuant to Section 1.1(b), and (ii) with the Paying Agent, which together shall be sufficient to make payment of the Merger Consideration pursuant to Section 2.5 (collectively, the “Payment Fund”).  To the extent the Payment Fund for any reason (including Dissenting Shares losing their status as such) is less than the level required to pay the aggregate consideration payable pursuant to the Offer or the aggregate Merger Consideration pursuant to this Agreement, Parent shall promptly provide, or shall cause the Surviving Corporation to promptly provide, additional funds, in cash, to the Payment Fund for the benefit of such holders of Shares in the amount necessary to satisfy the obligations of Parent and the Surviving Corporation to make prompt payments of the amounts payable pursuant to this Agreement (including in the Offer or the Merger).

(c)         Promptly after the Effective Time (but in no event later than three (3) Business Days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Book-Entry Shares, who, in each case was entitled to receive the Merger Consideration pursuant to Section 2.5 (A) a customary agent’s message in respect of Book-Entry Shares, and (B) instructions for use in effecting the surrender of the Book-Entry Shares in exchange for the Merger Consideration issuable and payable in respect of such Shares pursuant to Section 2.5.  Upon surrender to the Paying Agent of Book-Entry Shares, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Book-Entry Shares.  No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Book-Entry Shares for the benefit of the holder thereof.    Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.  Until surrendered as contemplated by this Section 2.6, each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(d)        At any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to the Surviving Corporation any funds (with respect to the aggregate Merger Consideration to which holders of Shares shall become entitled pursuant to Section 2.5) which had been made available to the Paying Agent and not disbursed to holders of Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Book-Entry Shares held by them, without any interest thereon.  Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements.  Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(e)        At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company.  From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except the right to receive the applicable Merger Consideration as contemplated by Section 2.5.

(f)          Each of the Paying Agent, Parent, Purchaser, and the Surviving Corporation shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement to any holder of Shares, Company Options, Company Restricted Stock Awards or Company RSU Awards such amounts as the payor is required to deduct or withhold therefrom under applicable Tax Legal Requirements. To the extent that such amounts are so deducted and withheld, each such payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body, and such amounts so remitted shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.7         Dissenters’ Rights.  Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 3-202 of the MGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 3-202 of the MGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the MGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically cancelled and no longer outstanding, shall cease to exist and shall be entitled to only such consideration as shall be determined pursuant to Section 3-202 of the MGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the MGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(f)), and such shares shall not be deemed to be Dissenting Shares.  Unless this Agreement is terminated pursuant to Section 8, Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, provided that such direction or participation may not result in a binding obligation on the part of the Company that is effective prior to the Effective Time.  After the Effective Time, Parent and Purchaser shall have the right to direct all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Parent and Purchaser (not to be unreasonably withheld, conditioned or delayed), settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

2.8         Treatment of Company Options, Company RSU Awards and Restricted Stock Awards.

(a)        As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each vested Company Option which has a per share exercise price that is less than the Offer Price (each, an “In the Money Option”) that is then vested, outstanding and unexercised as of immediately before the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (A) the Offer Price over (B) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 2.8(d) (the “In the Money Option Consideration”).  For the avoidance of doubt, any Company Option that remains outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time and treated as either an In the Money Option or an Out of the Money Option.

(b)        As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option which is either unvested or which has a per share exercise price that is equal to or more than the Offer Price (each, an “Out of the Money Option”) that is then outstanding and unexercised as of immediately before the Effective Time shall be cancelled at the Effective Time without any consideration payable therefor.

(c)        Each vested Company RSU Award that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested and issuable in settlement of such Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Offer Price, which amount shall be paid in accordance with Section 2.8(e) (the “RSU Consideration”).  Each unvested Company RSU Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an amount in cash equal to the product of (i) the total number of Shares subject to such unvested Company RSU Award immediately prior to the Effective Time multiplied by (ii) the Offer Price (the “Unvested RSU Consideration”), which Unvested RSU Consideration shall be paid on the same vesting schedule as was applicable to the corresponding Company RSU Award immediately prior to the Effective Time and shall otherwise remain subject to the same terms and conditions (including any applicable employment-based vesting conditions) as were applicable to such Company RSU Award immediately prior to the Effective Time.

(d)       Each vested Company Restricted Stock Award that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the total number of Shares vested under such Company Restricted Stock Award immediately prior to the Effective Time multiplied by (ii) the Offer Price, which amount shall be paid in accordance with Section 2.8(e) (the “Restricted Stock Consideration”).  Each unvested Company Restricted Stock Award or portion thereof that is outstanding as of immediately prior to the Effective Time shall be cancelled and converted into a right to receive an award of restricted shares, subject to time-based vesting, forfeiture or repurchase, on substantially similar terms, with respect to the Surviving Corporation.

(e)         As soon as reasonably practicable after the Effective Time (but no later than five (5) Business Days after the Effective Time), Parent shall, or shall cause the Surviving Corporation or a Subsidiary of the Surviving Corporation to, pay through the Surviving Corporation’s or the applicable Subsidiary’s payroll the aggregate cash consideration payable pursuant to Section 2.8(a), Section 2.8(c) and Section 2.8(d) with respect to vested In the Money Options, vested Company RSU Awards or vested Restricted Stock Awards held by current or former employees of the Company or any of its Subsidiaries, less withholding Taxes required to be withheld under applicable Legal Requirements and authorized deductions, in accordance with Section 2.6(f); provided, however, that to the extent the holder of a vested In the Money Option, Company RSU Award or Restricted Stock Award is not, and was not at any time during the vesting period of such In the Money Option, Company RSU Award or Company Restricted Stock Award, an employee of the Company or any other Acquired Corporation for employment tax purposes, the In the Money Option Consideration, RSU Consideration or Restricted Stock Consideration payable pursuant to this Section 2.8 with respect to such In the Money Option, Company RSU Award or Restricted Stock Award (as applicable) shall be deposited in the Payment Fund and paid by the Paying Agent in the manner described in Section 2.6 (or, if the Paying Agent is unable to administer such payments, such payments will instead be paid by the Surviving Corporation).

2.9        Further Action.  If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

SECTION 3.      REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Schedule”), or (ii) as disclosed in any Company SEC Documents filed with or furnished to the SEC since January 1, 2024 and publicly available prior to the date hereof, the Company hereby represents and warrants to Parent and Purchaser as follows:

3.1         Organization and Qualification.

(a)         The Company is duly incorporated and validly existing under the laws of Maryland.  Each of the Company’s Subsidiaries is duly organized and validly existing under the laws of its respective jurisdiction of incorporation or formation.  The Company and each of its Subsidiaries is in good standing (to the extent such concepts are recognized in the applicable jurisdiction) with all power and authority to own, lease and operate its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company and each of its Subsidiaries is duly qualified and in good standing as a foreign corporation or other entity authorized to do business in each of the jurisdictions in which the character of the properties owned or held under lease by it or the nature or conduct of the business transacted by it makes such qualification necessary, except for such failures to be so qualified and in good standing that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)         The Company has heretofore made available to Parent true, correct and complete copies of the Charter and bylaws (or similar governing documents) as currently in effect for the Company and each of its Subsidiaries.  Neither the Company nor any of its Subsidiaries, directly or indirectly, owns any interest in any Person other than the Company’s Subsidiaries.

3.2         Capitalization.

(a)         The authorized capital stock of the Company consists of 100,000,000 shares of capital stock consisting of 95,000,000 Shares, and 5,000,000 shares of Company Preferred Stock.  At the close of business on March 31, 2026 (the “Capitalization Date”), (i) 31,241,760 Shares were issued and outstanding (excluding Shares subject to issuance pursuant to outstanding Company Options) and (ii) no shares of Company Preferred Stock were issued and outstanding. From the Capitalization Date to the execution of this Agreement, the Company has not issued any Company Shares except pursuant to the exercise of Company Options or the settlement of Company RSU Awards outstanding as of the Capitalization Date in accordance with their terms.  All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights.

(b)        As of the close of business on the Capitalization Date (i) 2,271,040 Shares were subject to issuance pursuant to outstanding Company Options, with a weighted average exercise price of $5.59, (ii) 1,535,000 Shares were subject to outstanding Company RSU Awards and (iii) 5,878,375 Shares were reserved for future issuance under the Company Stock Plans (excluding Shares subject to outstanding Company Restricted Stock Awards, Company Options and Company RSU Awards described in Section 3.2(a) and clauses (i) through (iii) of this Section 3.2(b) above).  Section 3.2(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of the Company Stock Awards outstanding as of the Capitalization Date, and with respect to each outstanding Company Stock Award, the employee number of the holder of such Company Stock Award, the grant date of such Company Stock Award, the applicable vesting schedule, and, to the extent applicable, the per share exercise price of such Company Stock Award and the expiration date.

(c)        Except for the Company Stock Awards, as of the close of business on the Capitalization Date there are no outstanding (i) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities or ownership interests in the Company, (ii) options, warrants, rights or other agreements or commitments requiring the Company to issue, or other obligations requiring the Company to issue, any capital stock, voting securities or other ownership interests in (or securities convertible into or exchangeable for capital stock or voting securities or other ownership interests in) the Company (or, in each case, the economic equivalent thereof), (iii) obligations requiring the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock, voting securities or other ownership interests in the Company (the items in clauses (i), (ii) and (iii), together with the capital stock of the Company, being referred to collectively as “Company Securities”) or (iv) obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of the Shares.

(d)      Except for the Company Stock Awards, in accordance with their respective terms, as of the close of business on the Capitalization Date, (i) there were no outstanding obligations requiring the Company or any of its Subsidiaries to purchase, redeem or otherwise acquire any Company Securities; (ii) there were no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of capital stock of the Company; and (iii) all outstanding securities of the Company have been offered and issued in compliance in all material respects with all applicable securities laws, including the Securities Act and “blue sky” laws.

(e)        As of the close of business on the Capitalization Date, the Company or another of its Subsidiaries was the record and beneficial owner of all of the outstanding shares of, or other equity or voting interests in, capital stock of each Subsidiary of the Company, free and clear of any Lien (other than Permitted Liens), which shares have been duly authorized and validly issued and are fully paid and nonassessable and are free of preemptive rights, and there are no irrevocable proxies with respect to any such shares.

(f)          As of the close of business on the Capitalization Date, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Stockholders on any matter.

(g)          No Shares are held by any Subsidiary of the Company.

3.3           Subsidiaries.  Section 3.3 of the Company Disclosure Schedule sets forth a true and complete list of each Subsidiary of the Company, including its jurisdiction of incorporation or formation.  Except for the capital stock of, or other equity or voting interests in, its Subsidiaries, the Company does not own, directly or indirectly, any equity, membership interest, partnership interest, joint venture interest, or other equity or voting interest in, or any interest convertible into, exercisable or exchangeable for any of the foregoing, any Person.

3.4         Corporate Power; Enforceability.  The Company has all requisite corporate power and authority, to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company, and, except for the filing of articles of merger with the State Department of Assessments and Taxation of Maryland, no additional corporate proceedings or actions on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (collectively, the “Enforceability Exceptions”).

3.5         Stockholder Approval.  No votes of the holders of any class or series of the Company’s capital stock are necessary under the MGCL, the Charter or the Company’s bylaws to approve this Agreement or, assuming that the Minimum Condition is satisfied and the Offer is consummated, the Merger.

3.6        Consents and Approvals; No Violation Neither the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder nor the consummation of the transactions contemplated hereby will (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of the Company or any of its Subsidiaries, (b) require any Permit of, or filing with or notification to, any Governmental Body except (i) as may be required under any applicable Antitrust Laws or competition laws, (ii) the applicable requirements of any federal or state securities laws, including compliance with the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing and recordation of appropriate merger documents as required by the MGCL, including the filing of articles of merger with the State Department of Assessments and Taxation of Maryland or (iv) the applicable requirements of Nasdaq, (c) violate, conflict with, or result in a breach of any provisions of, or require any Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Material Contract, (d) result in (or, with the giving of notice, the passage of time or otherwise, would result in) the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries (other than Permitted Liens or a Lien created by Parent or Purchaser) or (e) violate any law or Order applicable to the Company or any of its Subsidiaries or by which any of their respective assets are bound, except, in the case of clauses (b) through (e), inclusive, as have not and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.7         Reports; Financial Statements.

(a)         Since January 1, 2025, the Company has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with the SEC (as amended or supplemented since the time of filing, the “Company SEC Documents”), all of which have complied as of their respective filing dates or, if amended, supplemented or superseded by a subsequent filing, as of the date of the last such amendment, supplement or superseding filing, in all material respects with all applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act.  No executive officer of the Company has failed in any respect to make the certifications required of him under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document.  As of their respective dates (to the extent that information contained in such Company SEC Document has been amended or supplemented by a later filed Company SEC Document prior to the date of this Agreement, as of the date of such amendment or supplement) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information filed or furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act.  As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Document.  None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act.

(b)         The audited and unaudited consolidated financial statements, including the related notes and schedules thereto, of the Company included (or incorporated by reference) in the Company SEC Documents (i) complied as to form in all material respects with the applicable accounting requirements and the applicable published rules and regulations of the SEC with respect thereto in effect at the time of such filing, (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be described in the notes to such financial statements or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q or any successor form under the Exchange Act) and (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of their respective dates, and the consolidated income, stockholders equity, results of operations and changes in consolidated financial position or cash flows for the periods presented therein (subject, in the case of the unaudited financial statements, to the absence of footnotes and normal year-end audit adjustments).

(c)        The Company maintains, and at all times since January 1, 2025, has maintained, a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) which is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and the Company Board (or a committee thereof); and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements.  The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2025, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective.

(d)        The Company maintains and since January 1, 2025, has maintained “disclosure controls and procedures” as defined in and required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(e)         Except for matters resolved prior to the date hereof, since January 1, 2025, none of the Company or any of its Subsidiaries or any of their respective directors or officers, nor, to the Knowledge of the Company, any of their respective employees, auditors, accountants or other Representatives, has received or otherwise had or obtained knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices, except as would not, individually or in the aggregate, reasonably be expected to be material to the preparation or accuracy of the Company’s financial statements.

3.8       No Undisclosed Liabilities.  Other than as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has any Liabilities, except (a) for liabilities disclosed on the Company’s audited balance sheet as of December 31, 2025, including the footnotes thereto, including in the Company’s Annual Report on Form 10-K the period ended December 31, 2025, (b) for liabilities incurred in the ordinary course of business since January 1, 2026, (c) for performance obligations on the part of the Company or any of its Subsidiaries pursuant to the terms of any Material Contract or Plan (other than liabilities or obligations due to breaches thereunder) and (d) for liabilities arising out of or in connection with this Agreement and the transactions contemplated hereby.

3.9        Absence of Certain Changes.  From December 31, 2025 until the date of this Agreement, the Company and its Subsidiaries have not suffered any Company Material Adverse Effect.  From December 31, 2025 until the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in the ordinary course of business in all material respects, except for the negotiation, execution, delivery and performance of this Agreement.

3.10      Brokers; Certain Expenses.  Section 3.10 of the Company Disclosure Schedule sets forth a true and correct list of all legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants utilized by the Company in connection with this Agreement and the transactions contemplated hereby. True and correct copies of any agreements with such representatives and consultants have been made available to Parent. As of the date of this Agreement, no broker, finder, investment banker or financial advisor (other than the advisors set forth on Section 3.10 of the Company Disclosure Schedule (such advisors the “Company Financial Advisor”), whose fees and expenses shall be paid by the Company) is or would be entitled to receive any brokerage, finder’s, financial advisor’s, transaction or other fee or commission in connection with this Agreement or the transactions contemplated hereby based upon agreements or arrangements made by or on behalf of the Company, any of its Subsidiaries or any of their respective officers, directors or employees.

3.11       Employee Benefit Matters/Employees.

(a)         Section 3.11(a) of the Company Disclosure Schedule sets forth a complete list as of the date of this Agreement of each material (i) “employee benefit plan” as that term is defined in Section 3(3) of ERISA, whether or not subject to ERISA, (ii) employment, consulting, pension, retirement, profit sharing, deferred compensation, stock option, change in control, retention, equity or equity-based compensation, stock purchase, employee stock ownership, severance pay, vacation, bonus or other incentive plans, programs, policies or agreements and (iii) medical, vision, dental or other health plans, life insurance plans, or fringe benefit plans, in each case, maintained or contributed to by the Company or any of its Subsidiaries and under which the Company or any of its Subsidiaries has any material obligation or liability, excluding any plan or program that is sponsored solely by a Governmental Body (collectively, the “Plans”).

(b)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Plan that is intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status and, to the Knowledge of the Company, no events have occurred that would reasonably be expected to result in disqualification of any such Plan or require corrective action to the IRS Employee Plans Compliance Resolution System to maintain such qualification.  Each Plan and any related trust complies and has been established, maintained and administered in compliance in all material respects with its terms and all applicable laws, including ERISA, the Affordable Care Act and the Code.  As of the date hereof, other than routine claims for benefits, there are no suits, claims, proceedings, actions, governmental audits or investigations that are pending against or involving any Plan or asserting any rights to or claims for benefits under any Plan, or to the Knowledge of the Company, threatened in writing.  All payments and/or contributions required to have been made with respect to all Plans either have been timely made or have been accrued in accordance with the terms of the applicable Plan and applicable law.

(c)       Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any ERISA Affiliate has within the previous six (6) years maintained, contributed to, or been required to or had any liability (whether contingent or otherwise) or obligation with respect to:  (i) any “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”); (ii) any employee benefit plan that is or was subject to Title IV of ERISA, Section 302 of ERISA, or Section 412 of the Code; (iii) any funded welfare benefit plan within the meaning of Section 419 of the Code; (iv) any “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code); or (v) any “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).  Neither the Company nor any of its ERISA Affiliates has any liability under Title IV of ERISA.

(d)       Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, no Plan provides for post-retirement or other post-employment welfare benefits other than (i) statutory liability for providing group health care continuation coverage as required by Section 4980B of the Code or any similar state law (“COBRA”) or ERISA or any other applicable law, (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) under an employment agreement or severance agreement, plan or policy in effect as of the date hereof or established after the date hereof in compliance with this Agreement requiring the Company or any Subsidiary to pay or subsidize COBRA or welfare plan premiums for a terminated employee or the employee’s beneficiaries following such employee’s termination.

(e)        Except as required under this Agreement or as set forth in Section 3.11(e) of the Company Disclosure Schedule, neither the execution by the Company of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon occurrence of any additional or subsequent events): (i) entitle any current or former employee, consultant or director of the Company or any of its Subsidiaries (each, a “Service Provider”) to any payment of compensation; (ii) materially increase the amount of compensation or benefits due to any current or former Service Provider; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit to any current or former Service Provider; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would, individually or in combination with any other payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(f)        Neither the Company nor any of its Subsidiaries is party to, or otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of Taxes imposed by Section 409A(a)(1)(B) or Section 4999 of the Code.

(g)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceeding alleging that the Company or any of its Subsidiaries has engaged in any unfair labor practice under any law, and (ii) there is no pending or, to the Knowledge of the Company, threatened in writing labor strike, dispute, walkout, work stoppage, slowdown or lockout with respect to employees of the Company or any of its Subsidiaries.  As of the date hereof, neither the Company nor any of its Subsidiaries is a party to, nor are there any negotiations currently pending related to, any collective bargaining agreement or similar labor Contract, and there are no labor unions or other organizations representing or, to the Knowledge of the Company, purporting to represent or attempting to represent any employee of the Company or any of its Subsidiaries.  Without limiting the foregoing, to the Knowledge of the Company there are no employee or union organizing efforts pending or threatened in writing with respect any employee(s) of the Company or any of its Subsidiaries.

(h)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable laws relating to employment, including laws relating to terms and conditions of employment, health and safety, wage payment, wages and hours, classification of workers as independent contractors or employees, classification of employees as exempt or non-exempt for purposes of wage and hour laws, overtime and minimum wage, child labor, paid vacation, paid sick time, leaves of absence, meal breaks and rest periods, pay equity, restrictive covenants, immigration and work authorizations, background checks, employment discrimination, retaliation, whistleblowing, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, prevailing wages, workers’ compensation, labor relations, collective bargaining, social welfare obligations and unemployment insurance.

(i)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries is delinquent in any payments to any of its or their employees for any wages, salaries, bonuses, commissions, incentives, fees or other compensation earned or due with respect to their employment or services or for amounts required to be reimbursed.

(j)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, there is no Legal Proceeding or governmental or administrative investigation, audit, inquiry or action pending, or to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries relating or with respect to any labor or employment practices or matters.

3.12      Litigation.  Except as set forth in Section 3.12 of the Company Disclosure Schedule, as of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

3.13       Tax Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)         The Company and each of its Subsidiaries have timely filed all income and other Tax Returns required to be filed (taking into account any extensions of time within which to file such Tax Returns that are automatically granted by the applicable Governmental Body) and all such Tax Returns are complete and accurate in all material respects.  The Company and each of its Subsidiaries have paid all income and other material Taxes that are required to be paid (whether or not reflected as due and owing on any Tax Return).

(b)         There are no pending audits, examinations, assessments or other proceedings in respect of material Taxes of the Company or any Subsidiary, no such audits or proceedings have been asserted or proposed in writing, and the Company and its Subsidiaries have not received written notice of any audits or proceedings.  Neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations with respect to or extended the period for the assessment or collection of, any material Tax, which waiver or extension remains in effect.

(c)          In the last two (2) years, no written claim has been made by a Governmental Body in a jurisdiction where any of the Company or any of its Subsidiaries does not file Tax Returns (or a particular type of Tax Returns) that the Company or such Subsidiary, as the case may be, is or may be subject to Tax (or subject to a particular type of Tax) in that jurisdiction.

(d)          There are no liens for Taxes on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(e)         The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code within the past two (2) years.

(f)          Neither the Company nor any of its Subsidiaries has entered into a “listed transaction” that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder and that has not been disclosed in the relevant Tax Return of the Company or the relevant Subsidiary.

(g)         Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement (other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes); (B) has been a member of an affiliated group filing a consolidated, unitary or combined or other similar Tax Return (other than an affiliated group the common parent of which is the Company or any Subsidiary of the Company); or (C) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, or otherwise by operation of law.

3.14      Compliance with Law; Permits.  Except as set forth in Section 3.14 of the Company Disclosure Schedule, in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries is, or has been since January 1, 2025, in conflict with, in material default with respect to or in violation of any laws applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected; (b) the Company and each of its Subsidiaries have all Permits required to conduct their businesses as currently conducted and such Permits are valid and in full force and effect; (c) neither the Company nor any of its Subsidiaries has since January 1, 2025 received any written notice from any Governmental Body threatening to revoke or suspend any such Permit; and (d) the Company and each of its Subsidiaries is in material compliance with the terms of such Permits.

3.15      Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)         except as set forth in Section 3.15(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is now, and has been at all times since January 1, 2025, in material compliance with all applicable Environmental Laws;

(b)         there is no Legal Proceeding or Order relating to or arising under Environmental Laws that is pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries or any real property currently operated or leased by the Company or any of its Subsidiaries that remains open or unresolved;

(c)         neither the Company nor its Subsidiaries has since January 1, 2025 received any written notice of or entered into or assumed (by Contract or operation of law or otherwise), any Liability for the Company or any of its Subsidiaries relating to or arising under Environmental Laws; and

(d)         since January 1, 2025 there have been no Releases of Hazardous Materials on properties currently (or, to the Knowledge of the Company, formerly) owned, operated or leased by the Company or any of its Subsidiaries that would reasonably be expected to form the basis of any Legal Proceeding or Order relating to or arising under Environmental Laws and involving the Company or any of its Subsidiaries.

3.16       Intellectual Property.

(a)         Section 3.16(a) of the Company Disclosure Schedule sets forth a list, as of the date hereof, of all material Company Registered Intellectual Property Rights, together with the name of the current owner(s), the applicable jurisdictions and the applicable application, registration or other similar identification numbers.  Except as otherwise indicated, the Company or a Subsidiary of the Company is the exclusive owner of all material Company Registered Intellectual Property Rights set forth in Section 3.16(a) of the Company Disclosure Schedule, free and clear of any Liens other than Permitted Liens.

(b)          Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and its Subsidiaries require each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any Company Intellectual Property Rights to execute an agreement containing a present assignment to the Company or a Subsidiary of all of such employee’s or contractor’s rights to such Company Intellectual Property Rights.

(c)         Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all material Company Registered Intellectual Property Rights that have been issued or that have completed registration are valid and, to the Knowledge of the Company, enforceable.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2025, the Company and its Subsidiaries have not received written notice from any third party challenging the validity, enforceability or ownership of any Company Registered Intellectual Property Rights, nor is the Company or its Subsidiaries currently a party to any proceeding relating to any such challenge, except for office actions and other ex parte proceedings in the ordinary course of prosecuting or maintaining the Company Registered Intellectual Property Rights.

(d)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2025, neither Company nor any of its Subsidiaries have received any written notice from any third party that the operation of the business of Company or any of its Subsidiaries as currently conducted infringe or misappropriate the Intellectual Property Rights of any third party.

(e)         To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, no third party is currently infringing or misappropriating any Company Intellectual Property Rights. The Company and its Subsidiaries are not currently a party to any proceeding (i) challenging the validity, enforceability or ownership of any Intellectual Property Rights of any third party or (ii) asserting that the operation of the business of any third party, or any third party products or services, infringes or misappropriates any Company Intellectual Property Rights.

(f)          The Company and its Subsidiaries have not disclosed, delivered or licensed to any Person or agreed or obligated themselves to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, the source code for any material Company Product (“Company Source Code”), other than disclosures to employees, contractors and consultants involved in the development of material Company Intellectual Property Rights, each of whom are subject to a written agreement obligating such individual or entity to maintain the confidentiality of such Company Source Code.  To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice, lapse of time or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any of its Subsidiaries of any material Company Source Code, other than disclosures to employees, contractors and consultants involved in the development or maintenance of Company Intellectual Property Rights, each of whom are subject to a written agreement obligating such individual or entity to maintain the confidentiality of such Company Source Code.

(g)        To the Knowledge of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company is in compliance with the terms and conditions of all licenses for the Open Source Materials used in or distributed with any Company Product in all material respects. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have not used Open Source Materials in such a way that would reasonably be expected to (i) require the disclosure or distribution of material Company Source Code, (ii) require the licensing of material Company Source Code for the purpose of making derivative works, or (iii) impose any material restriction on the consideration to be charged for the distribution of material Company Source Code.

(h)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, (i) the Company Products do not contain any viruses, undocumented or unauthorized portals or other access (including backdoors), worms, time-bombs, key-locks, key-logs, or any other devices, codes or commands designed to disrupt or interfere with the operation of the Company Products or equipment upon which the Company Products operate, or the safety, security or integrity of the data contained therein, and (ii) the Company Products do not include or install any spyware, adware, or other similar software that monitors the use of the Company Products or contacts any remote computer without the knowledge and express consent of the user(s) of the applicable Company Product or remote computer, as applicable.

(i)          Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company’s and its Subsidiaries’ information technology assets and equipment, computers, systems, networks, hardware, software, applications, and databases (collectively, “Company IT Systems”) operate as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted and, to Knowledge of the Company, are free and clear of material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants; (ii) the Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality, integrity, availability, privacy and security of the Company IT Systems; (iii) to the Knowledge of the Company, since January 1, 2025, there have been no material breaches, outages or unauthorized uses of the Company IT Systems; and (iv) the Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery procedures.

(j)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2025, the Company and its Subsidiaries have complied with the Data Protection Requirements.  During the past three (3) years, neither the Company nor any of its Subsidiaries has received written notice of any claim or action against the Company or its Subsidiaries with respect to alleged violations of Data Protection Requirements.

3.17       Real Property; Assets.

(a)         Neither the Company nor any of its Subsidiaries own and nor have they ever owned any real property.

(b)       The Company has heretofore made available to Parent true, correct and complete copies of all material leases, subleases, licenses, occupancy agreements and other agreements under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (including all guaranties thereof and all material modifications, amendments, supplements, waivers and side letters thereto) (the “Real Property Leases”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Real Property Lease is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) all rent and other sums and charges payable by the Company or any of its Subsidiaries as tenants thereunder are current, (iii) no termination event or condition or uncured default of a material nature on the part of the Company or, if applicable, its Subsidiaries or, to the Knowledge of the Company, the landlord thereunder, exists under any Real Property Lease, (iv) the Company and each of its Subsidiaries has a good and valid leasehold interest in each parcel of real property leased by it free and clear of all Liens, except Permitted Liens, (v) neither the Company nor any of its Subsidiaries has received any written notice from any landlord under any Real Property Lease that such landlord intends to terminate such Real Property Lease, and (vi) neither the Company nor any of its Subsidiaries has received written notice of any pending, and to the Knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Real Property Leases.

3.18       Material Contracts.

(a)         Section 3.18(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date hereof, and the Company has made available to Parent and Purchaser (or Parent’s outside counsel) true, correct and complete (subject to any necessary redactions) copies of, each Contract (other than Plans), which is in effect as of the date hereof (or pursuant to which the Company or any of its Subsidiaries has any continuing material obligations thereunder) and under which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound that:

(i)           would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed by the Company on a Current Report on Form 8-K;

(ii)         under which aggregate payments by the Company and its Subsidiaries were made or aggregate payments to the Company or any of its Subsidiaries were received under such Contract of more than $1,000,000 in the year ended December 31, 2025 (including by means of royalty payments;

(iii)          are Contracts with service providers or clients that contain covenants that (A) limit in any material respect the freedom of the Company or any of its Subsidiaries to compete or engage in any line of business or in any geographic area, (B) contain any “most favored nations” terms and conditions (including with respect to pricing) binding upon the Company or any of its Subsidiaries, or (C) contain exclusivity obligations or otherwise limit, in any material respect, the freedom or right of the Company or any of its Subsidiaries to sell, distribute or develop any products or services for any other Person, except, in each case of clauses (A) through (C), for any such Contract that may be cancelled without penalty or other Liability of the Company or any of its Subsidiaries upon notice of ninety (90) days or less or any such Contract entered into in the ordinary course of business;

(iv)          grants any material third party rights of first refusal, rights of first option or similar rights or options to purchase or otherwise acquire any interest in any of the material properties or assets owned by the Company or any of its Subsidiaries;

(v)            provides for or governs the formation, creation, operation, management or control of any partnership or joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(vi)           provides for the use or license by the Company or any of its Subsidiaries of any material Intellectual Property Rights owned by a third party, other than Incidental Contracts, such Contracts entered into in the ordinary course of business, or the joint development of products or technology with a third party;

(vii)         provides for the license by the Company or any of its Subsidiaries of any of its material Intellectual Property Rights to any third party, other than Incidental Contracts and such Contracts entered into in the ordinary course of business;

(viii)        involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of a business or capital stock or other equity interest of another Person that has continuing contingent consideration payment obligations by the Company in excess of $500,000 in the aggregate in respect of such agreement;

(ix)          other than solely among wholly owned Subsidiaries of the Company, relates to indebtedness for borrowed money having an outstanding principal amount in excess of $500,000;

(x)           involves the settlement of any pending or threatened claim, action or proceeding which (1) requires payment obligations after the date hereof, in excess of $500,000 or (2) imposes any continuing material non-monetary obligations on the Company (which obligations shall include any monitoring or material reporting obligations to any other Person or any obligations that limit in any material respect the ability of the Company or any of its Subsidiaries to operate its business); or

(xi)          is with each of the ten (10) largest customers of the Company and its Subsidiaries, taken as a whole, by dollar amount received during the year ended December 31, 2025.

Each Contract of the type described in clauses (i) through (xi) above, other than a Plan, is referred to herein as a “Material Contract.”

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company or the Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Enforceability Exceptions, (ii) the Company and its Subsidiaries have complied with all obligations required to be performed or complied with by them under each Material Contract, (iii) there is no default under any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any other party thereto, and (iv) to the Knowledge of the Company, as of the date hereof neither the Company nor any of its Subsidiaries has received any written notice from any third party to any Material Contract of any default, termination, intended non-renewal or cancelation under any Material Contract.

3.19     Insurance.  Section 3.19 of the Company Disclosure Schedule sets forth a true, correct and complete list of all currently effective material insurance policies issued in favor of the Company or any of its Subsidiaries.  With respect to each such insurance policy, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification of, any such policy, (c) to the Knowledge of the Company, no insurer on any such policy has been declared insolvent by a court or insurance regulator of competent and applicable jurisdiction or placed in receivership, conservatorship or liquidation, and no notice of cancellation or termination has been received with respect to any such policy; and (d) as of the date hereof, there are no pending or, to the Knowledge of the Company, threatened claims under any such policy as to which coverage has been questioned, denied or disputed by the underwriters thereof.

3.20     Certain Payments.  Except as set forth in Section 3.20 of the Company Disclosure Schedule, in the past five (5) years, none of the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, executives, representatives, agents or employees, directly or indirectly, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses to influence political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (c) has violated or is violating any provision of the Anti-Corruption Laws, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature. None of the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors, executives, representatives, agents or employees are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to the Anti-Corruption Laws.

3.21     Health Care Matters.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)        The Company is, and has been at all times in the last three (3) years, in material compliance with all Health Care Laws applicable to their respective businesses.  Except as set forth on Section 3.21(a) of the Company Disclosure Schedule, there has been no Legal Proceeding by or before any Governmental Body against the Company, or Legal Proceeding threatened in writing against the Company, alleging any material failure to comply with any Health Care Laws.  No Person has filed or, to the Knowledge of the Company, threatened to file against any the Company any action under any Health Care Law, including any federal or state whistleblower statute, including under the False Claims Act of 1863 (31 U.S.C. Section 3729 et seq.), in each case, other than any Legal Proceeding filed under seal that has not been disclosed to the Company.

(b)         The Company is not authorized to bill, nor has it directly claimed or received reimbursement from any governmental program or from any other third-party payor program for services reimbursable under such programs.  The Company does not employ or contract with any physicians or other health care professionals to provide professional healthcare services requiring a license or accreditation under any Health Care Laws.

(c)       Neither the Company nor, to the Knowledge of the Company, any of its respective owners, officers, directors, managers, members, employees or independent contractors, (i) have, in the last three (3) years, been (A) convicted of a federal or state health care program related offense, or convicted of, charged with a violation of federal or state Health Care Law, (B) debarred, excluded or suspended from participation in any governmental program or any federal or state procurement or non-procurement program, or (c) subject to any order or consent decree of, or criminal, civil, or administrative fine or penalty imposed by, any Governmental Body; or (ii) is currently, or has been in the last three (3) years, listed on the General Services Administration’s published list of parties excluded from federal procurement programs and non-procurement programs or the List of Excluded Individuals/Entities maintained by the Office of Inspector General of the United States Department of Health and Human Services.

(d)        Neither the Company nor, to the Knowledge of the Company, any of its managing employees, agents (as those terms are defined in 42 C.F.R. Section 1001.2), officers, directors or any other Person described in 42 C.F.R. Section 1001.1001(a)(1)(ii) is a party to, or bound by, is currently, nor, during the last three (3) years, have they ever been a party or subject to the terms of a corporate integrity agreement with the Office of Inspector General of the U.S. Department of Health and Human Services, any deferred prosecution agreement, consent decree, settlement, integrity agreement, corrective action plan, order, or other similar obligation or agreement with any Governmental Body.

(e)        Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2025, the Company and its Subsidiaries have complied with the Data Protection Requirements.  During the past three (3) years, neither the Company nor any of its Subsidiaries has received written notice of any claim or action against the Company or its Subsidiaries with respect to alleged violations of Data Protection Requirements.

(f)         The Company is in compliance and has complied in the last three (3) years, to the extent applicable, with HIPAA, HITECH and the Cures Act.

(g)       Since January 1, 2025, neither the Company nor to the Knowledge of the Company, any of its subcontractor Business Associates, has experienced a Breach of Unsecured PHI that would require notification to any Governmental Body or other Person, except as set forth on Section 3.21(g) of the Company Disclosure Schedule.  Since January 1, 2025, the Company has not made, nor been required by Data Protection Laws to make, any disclosures or other notification to any Covered Entity, Person or Governmental Body regarding an actual or potential use or disclosure of information in violation of Data Protection Laws.

(h)       Since January 1, 2025, the Company has not received (i) any written complaints from any Covered Entity, Governmental Body or other Person regarding the Company’s use or disclosure of PHI, or (ii) written notice or complaint of, and to the Knowledge of the Company, there are no investigations or proceedings pending or threatened with respect to any alleged Breach of Unsecured PHI or violation of HIPAA or the Cures Act.

(i)         Since January 1, 2025, the Company has not received any written claim, complaint, notice, allegation, suit, proceeding, hearing, enforcement action, audit, investigation, arbitration or other similar action from any Covered Entity regarding violation of or noncompliance with, the provisions of any Business Associate Agreement between the Company and a Covered Entity.

(j)          Since January 1, 2025, to the extent required by HIPAA and the Cures Act, as applicable, the Company has (i) implemented all security management processes required by HIPAA, including a risk analysis, risk management plan, a sanction policy and information system activity review, as described at 45 C.F.R. §164.308(a)(1)(ii); (ii) implemented all required implementation specifications and all addressable implementation specifications, as required by HIPAA; (iii) implemented appropriate corrective actions to address all material vulnerabilities in the Company’s HIPAA safeguards and controls identified through periodic assessments; (iv) created and maintained written policies and procedures required by HIPAA; and (v) trained its workforce with respect to the Company’s obligations under HIPAA and the Cures Act.

(k)        Since January 1, 2025, the Company has executed business associate agreements, as required by HIPAA, with each Covered Entity or Business Associate with which they contract and from which they receive or to which they provide PHI, and each Business Associate Agreement complies with applicable requirements under HIPAA and any other requirements imposed by Covered Entity upon downstream contractors.

3.22      Related Party Transactions.  Other than as set forth in the Company SEC Documents, no current director, officer or controlled Affiliate of the Company or any of its Subsidiaries (a) has outstanding any indebtedness to the Company or any of its Subsidiaries, or (b) is otherwise a party to, or directly or indirectly benefits from, any Contract, arrangement or understanding with the Company or any of its Subsidiaries (other than a Plan).

3.23      Opinion of Financial Advisor of the Company.  The Special Committee has received the opinion of its Financial Advisor (which, if initially rendered orally, has been or will be confirmed by a written opinion dated the same date) to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken in preparing such opinion as set forth therein, the Offer Price to be received by the Company Stockholders (other than the holders of (i) the Shares held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent, (ii) the Shares held by any direct or indirect wholly owned Subsidiary of the Company and (iii) the Dissenting Shares) in the Offer and Merger pursuant to this Agreement is fair to such holders from a financial point of view.  As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified.

3.24       State Takeover Statutes Inapplicable.  Assuming that the representations of Parent and Purchaser set forth in this Agreement are true, accurate and complete, the Company Board (or a committee thereof) has taken all necessary actions so that the restrictions on business combinations set forth in Section 3-602 of the MGCL are not applicable to this Agreement and the transactions contemplated hereby, and to the Knowledge of the Company, no other state takeover statute or similar statute or regulation applies to the Merger or the other transactions contemplated hereby.

3.25     No Other Representations or Warranties.  Except for the representations and warranties contained in this Section 3, neither the Company nor any Representative or other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Purchaser in connection with the transactions contemplated hereby, and Parent and Purchaser expressly disclaim reliance on any representation or warranty of the Company or any other Person other than the representations and warranties expressly contained in this Section 3.

SECTION 4.      REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser represent and warrant to the Company as follows:

4.1        Organization and Qualification.  Each of Parent and Purchaser is duly organized and validly existing and in good standing under the Legal Requirements of the jurisdiction of its organization, with all requisite power and authority to own its properties and conduct its business as currently conducted, except for such failures to be in good standing or have such power that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or hinder the consummation of the transactions contemplated hereby. All of the issued and outstanding capital stock of Purchaser is owned directly or indirectly by Parent. Both Parent and Purchaser are in compliance with the provisions of their respective certificates of incorporation and bylaws (or other similar governing documents).

4.2       Authority.  Each of Parent and Purchaser has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Purchaser and, subject to the adoption of this Agreement by Parent, as the sole stockholder of Purchaser (which adoption shall occur immediately after the execution and delivery of this Agreement), the performance by Parent and Purchaser of their respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate actions on the part of Parent and Purchaser and no additional corporate proceedings or action on the part of Parent or Purchaser are necessary to authorize the execution and delivery by Parent and Purchaser of this Agreement, the performance by Parent and Purchaser of their respective covenants and obligations hereunder or the consummation by Parent and Purchaser of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding agreement of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Enforceability Exceptions. As of the date of this Agreement, (a) the Board of Directors of Parent has approved this Agreement and the transactions contemplated hereby, including the Merger, and (b) the Board of Directors of Purchaser has (i) determined that it is in the best interests of Purchaser and its stockholder(s), and declared it advisable, to enter into this Agreement, (ii) approved the execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its covenants and agreements contained herein and the consummation of the Offer and the Merger upon the terms and subject to the conditions contained herein and (iii) recommended that Parent, as the sole stockholder of Purchaser, adopt this Agreement and approve the transactions contemplated hereby in its capacity as the sole stockholder of Purchaser, in each case of clauses (a) and (b) above, at meetings duly called and held (or by unanimous written consent). No vote of Parent’s stockholders is necessary to approve this Agreement or any of the transactions contemplated hereby.

4.3       Consents and Approvals; No Violation.  Except as would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or hinder the consummation of the transactions contemplated hereby, the execution and delivery of this Agreement by Parent or Purchaser, the performance by Parent and Purchaser of their respective covenants and obligations hereunder and the consummation of the transactions contemplated hereby do not and will not, (a) violate or conflict with or result in any breach of any provision of the respective certificate of incorporation or bylaws (or other similar governing documents) of Parent or Purchaser, (b) require any Permit of, or filing with or notification to, any Governmental Body, except (i) as may be required under any Antitrust Laws, (ii) the applicable requirements of any federal or state securities laws, including compliance with the Exchange Act and the rules and regulations promulgated thereunder, (iii) the filing and recordation of appropriate merger documents as required by the MGCL, including the filing of the articles of merger with the State Department of Assessments and Taxation of Maryland or (iv) the applicable requirements of NASDAQ, (c) violate, conflict with or result in a breach of any provision of, or require any notice or Consent or result in a default (or give rise to any right of termination, cancellation, modification or acceleration or any event that, with the giving of notice, the passage of time or otherwise, would constitute a default or give rise to any such right) under any of the terms, conditions or provisions of any Contract or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any of their respective assets may be bound, or (d) violate any law or Order applicable to Parent or Purchaser or by which any of their respective assets are bound.

4.4        Disclosure.  None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Schedule 14D-9 or Schedule 13E-3 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  For clarity, the representations and warranties in this Section 4.4 will not apply to statements or omissions included or incorporated by reference in the Offer Documents (and any amendment or supplement thereto), if applicable, the Schedule 14D-9 or Schedule 13E-3 based upon information supplied to Parent or Purchaser by the Company or any of its Representatives on behalf of the Company specifically for inclusion therein.

4.5        Litigation.  As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Parent, threatened against or relating to Parent or Purchaser that would, or seeks to, prevent, materially delay or hinder the consummation of the transactions contemplated hereby. As of the date hereof, neither Parent nor Purchaser is subject to any outstanding Order that, individually or in the aggregate, would, or seeks to, prevent, materially delay or hinder the consummation of the transactions contemplated hereby.

4.6        No Other Operations. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation.  Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

4.7       Brokers. The Company will not be responsible for any brokerage, finder’s, financial advisor’s or other fee or commission payable to any broker, finder or investment banker in connection with the transactions contemplated by this Agreement based upon agreements or arrangements made by and on behalf of Parent and Purchaser.

4.8        Solvency. Neither Parent nor Purchaser is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement, the payment of the aggregate Merger Consideration and any other repayment or refinancing of debt that may be contemplated, and payment of all related fees and expenses, and assuming the accuracy of the representations and warranties set forth in Section 3, the Surviving Corporation will be Solvent. For purposes of this Section 4.8, the term “Solvent” with respect to the Surviving Corporation means that, as of any date of determination, (a) the amount of the fair saleable value of the assets of the Surviving Corporation and its Subsidiaries, taken as a whole, exceeds, as of such date, the sum of (i) the value of all Liabilities of the Surviving Corporation and its Subsidiaries, on a consolidated basis, including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with the applicable laws governing determinations of the solvency of debtors, and (ii) the amount that will be required to pay the probable Liabilities of the Surviving Corporation and its Subsidiaries, on a consolidated basis, on its existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation will not have, as of such date, an unreasonably small amount of capital for the operation of the business in which they are engaged or proposed to be engaged by Parent following such date; and (c) the Surviving Corporation and its Subsidiaries, on a consolidated basis, will be able to pay their Liabilities, including contingent and other liabilities, in the ordinary course of business as they mature.

4.9         Funds.

(a)        Parent reasonably believes that the financing required to have the cash necessary to consummate the Transactions, including payment in cash of the Required Amount (the “Financing”), in addition to cash on hand and Net Cash, will be available to it as of the Closing.  Parent has no reason to believe that it will be unable to satisfy on a timely basis any condition to effectiveness to be satisfied by it to obtain the Financing on or prior to the Effective Time.

(b)         Parent has delivered to the Company a true, correct, and complete fully executed copy of the commitment letter, dated as of the date of this Agreement, between the  equity investor party thereto (the “Sponsor”) and Parent and/or any of its Affiliates (including all exhibits, schedules, and annexes thereto, as amended, modified, supplemented, extended, or replaced from time to time in compliance with this Agreement, the “Commitment Letter”). Pursuant to, and subject to the terms and conditions of, the Commitment Letter, the Sponsor has committed to invest in Parent, directly or indirectly, the amounts set forth therein for the purposes set forth in the Commitment Letter.

(c)         The Commitment Letter provides that (A) the Company is an express third party beneficiary of, and is entitled to enforce, the Commitment Letter; (B) Parent and the Sponsor have waived any defenses to the enforceability of such third party beneficiary rights; and (C) Parent and the Sponsor have agreed that they will not oppose the granting of an injunction, specific performance or other equitable relief in connection with the exercise by the Company of such third party beneficiary rights to enforce the Commitment Letter in accordance with the terms and conditions thereof.

(d)       The Commitment Letter has not been amended, restated, or otherwise modified prior to the execution and delivery of this Agreement (other than, in each case, amendments or modifications to add Sponsors in the manner contemplated by the Commitment Letter) and, as of the date hereof, no such amendment or modification is contemplated. The respective commitments contained in the Commitment Letter have not been withdrawn, terminated, or rescinded in any respect. There are no side letters or Contracts with respect to the Financing to which Parent or Purchaser or any of their respective Affiliates is a party that contain provisions which could reduce the amount of the Financing necessary to pay the Required Amount or otherwise adversely affect the conditionality, availability, enforceability, or termination of the Financing.

(e)        The Commitment Letter is in full force and effect and constitutes the legal, valid, and binding obligation of Parent and any applicable Affiliates, and, to the Knowledge of Parent, the other parties thereto, enforceable in accordance with its terms against Parent and any applicable Affiliates and, to the Knowledge of Parent, each of the other parties thereto, subject to applicable bankruptcy, insolvency, moratorium, and other similar Legal Requirements affecting the Sponsor’s rights generally and by general principles of equity.

(f)         Neither Parent nor any of its Affiliates is in breach of any of the terms or conditions set forth in the Commitment Letter. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a breach or default or result in a failure to satisfy a condition precedent, in each case, on the part of Parent or any of its Affiliates or, to the Knowledge of Parent, any other party thereto, under any term or condition of the Commitment Letter.

(g)        The net proceeds available to be disbursed pursuant to the Financing, together with (i) any cash on hand and cash equivalents available to Parent and its Affiliates and (ii) the Net Cash, will, in the aggregate, be sufficient for the payment of (A) the aggregate Offer Price necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer; (B) the aggregate Merger Consideration and all other payments expressly required to be made by Parent or Purchaser under Section 2, (C) any fees and expenses expressly required to be paid by Parent or Purchaser in connection with this Agreement and the Financing, and (D) Company Transaction Expenses (without duplication of any amount thereof already included in the calculation of Net Cash) and (E) all other amounts expressly required to be paid by Parent or Purchaser under this Agreement (clauses (A) through (E), collectively, the “Required Amount”).

(h)        Parent was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Parent has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto (including the Commitment Letter).

4.10     No Other Representations or Warranties. Except for the representations and warranties contained in this Section 4, neither Parent, Purchaser nor any Representative or other Person on behalf of either makes any express or implied representation or warranty with respect to them or with respect to any other information provided to the Company in connection with the transactions contemplated hereby. Parent and Purchaser each acknowledges and agrees (individually and on behalf of each of their respective Affiliates and any Representatives of any of the foregoing) that, except for the representations and warranties expressly set forth in Section 3 (a) none of the Company, its Affiliates, any of their respective Representatives or any other Person makes, or has made, any representations or warranties relating to itself or its business or otherwise in connection with the Transactions and entry into this Agreement, and none of Parent, Purchaser, any of their respective Affiliates or any Representative of any of the foregoing is relying on any representation or warranty of the Company, any of its Affiliates, any Representative of any of the foregoing or any other Person except for those expressly set forth in Section 3 of this Agreement, (b) no Person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to the Company or any of its Subsidiaries or their businesses or otherwise in connection with the Transactions, and if made, such representation or warranty must not be and has not been relied upon by Parent, Purchaser, any of their respective Affiliates or any Representative of any of the foregoing as having been authorized by such party, and (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Purchaser, any of their respective Affiliates or any Representatives of any of the foregoing are not and shall not be deemed to be or include representations or warranties of the Company, any of its Affiliates, any Representative of any of the foregoing or any other Person unless and only to the extent any such materials or information is the subject of any express representation or warranty set forth in Section 3.

SECTION 5.      CERTAIN COVENANTS OF THE COMPANY

5.1         Access to Information.

(a)         During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, subject to the terms and limitations hereof, the Company shall, and shall cause the respective Representatives of the Subsidiaries to provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, properties and assets, and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company and provide copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company or any of its Subsidiaries to the extent reasonably requested by Parent and its Representatives for business purposes relating to the Transaction or the planned integration or operation of the Company and its Subsidiaries following the Closing; provided, however, that any such access to the Company’s shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to interfere unreasonably with the normal business or operations of the Company and shall not include invasive testing without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). Nothing herein shall require the Company to disclose any information to Parent or any of Parent’s Representatives if such disclosure would, in the Company’s reasonable discretion (after consultation with outside counsel) and after notice to Parent (A) jeopardize any attorney-client or other legal privilege, (B) contravene any applicable Legal Requirement or Contract; or (C) pertain to Legal Proceedings in which the Company or any of its Affiliates, on the one hand, and Parent, Purchaser or any of their respective Affiliates, on the other hand, are adverse parties. Notwithstanding the foregoing, nothing in this Section 5.1 shall require the Company to disclose any information to Parent or Parent’s Representatives to the extent such information relates to the applicable portions of the minutes of the meetings of the Board of Directors or any committee thereof (including any presentations or other materials prepared by or for the Board of Directors or such committee thereof) in which the Board of Directors or committee thereof discussed (x) the Transactions, (y) any Acquisition Proposal (whether made or received before or after the execution of this Agreement) or (z) a Company Adverse Change Recommendation. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated September 29, 2025, between the Company and Parent (the “Confidentiality Agreement”).

5.2         Operation of the Company’s Business.

(a)         Except (a) as described in Section 5.2(a) of the Company Disclosure Schedule, (b) as required by applicable Legal Requirements, (c) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (d) as required or expressly provided for by this Agreement, during the Pre-Closing Period, (x) the Company will use and will cause each of its Subsidiaries to use its commercially reasonable efforts to conduct its operations in all material respects according to its ordinary course of business, and the Company will use and will cause each of its Subsidiaries to use its commercially reasonable efforts to preserve intact its business organization and to preserve the present relationships with those Persons having significant business relationships with the Company or any of its Subsidiaries, and (y) without limiting the generality of the foregoing, the Company will not, and will not permit any of its Subsidiaries to:

(i)             adopt any amendments to the Charter or bylaws (or other similar governing documents) of the Company;

(ii)           issue, sell, grant rights to purchase, pledge, or authorize or propose the issuance, sale, grant of rights to purchase or pledge, any Company Securities, other than Shares issuable with respect to the exercise, vesting or settlement of Company Stock Awards outstanding as of the date hereof or granted in compliance with this Agreement;

(iii)          acquire or redeem or offer to acquire or redeem, directly or indirectly, or amend any Company Securities, other than in connection with the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, settlement and/or exercise of any Company Stock Award or the reacquisition of Company Securities upon any forfeiture or repurchase of any Company Restricted Stock Award;

(iv)          split, combine or reclassify its capital stock or declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of its capital stock (other than dividends paid to the Company or one of its wholly owned Subsidiaries by a wholly owned Subsidiary of the Company with regard to its capital stock or other equity interests);

(v)           (A) acquire, by means of a merger, consolidation, recapitalization or otherwise, any material business, assets or securities (other than, in each case (1) pursuant to Contracts or commitments existing as of the date of this Agreement, (2) sales of products or services in the ordinary course of business, (3) Incidental Contracts, (4) non-exclusive licenses entered into in the ordinary course of business, (5) dispositions of marketable securities in the ordinary course of business, and (6) dispositions or abandonments of immaterial tangible assets in the ordinary course of business), or (B) adopt a plan of complete or partial liquidation, dissolution, recapitalization or restructuring;

(vi)          incur, assume or otherwise become liable or responsible for any indebtedness for borrowed money in excess of $250,000 in the aggregate;

(vii)         assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (except wholly owned Subsidiaries of the Company) in excess of $250,000 in the aggregate;

(viii)        make any loans, advances (other than for ordinary course business expenses or pursuant to the Company’s governing documents or existing indemnification obligations) or capital contributions to, or investments in, any other Person (other than wholly owned Subsidiaries of the Company) in excess of $250,000, except for advancement of expenses (A) under any indemnification agreement, (B) the Charter, bylaws or similar governing documents of the Company and its Subsidiaries or (C) made in the ordinary course;

(ix)        change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP or applicable law;

(x)          change any annual Tax accounting period, make or change any material Tax election, amend any material Tax Return, settle any material Tax claim or assessment, consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment, or enter into a closing agreement with any Governmental Body regarding any material Tax, in each case, other than as required by applicable law or in the ordinary course of business;

(xi)          except to the extent required by this Agreement, applicable law or the existing terms of any Plan or Contract:  (A) materially increase the compensation or benefits payable or to become payable to any Service Providers, (B) amend any Plan, or establish, adopt, or enter into any new such arrangement that if in effect on the date hereof would be a Plan (except for adoptions, amendments or terminations in the ordinary course of business that do not materially increase costs to the Company or any of its Subsidiaries, and further excluding any offer letters that provide for no severance or change in control benefits), (C) accelerate the vesting, exercisability or funding under any Plan, (D) enter into any new or amend any existing severance, change in control and retention arrangements, or (E) terminate (other than for cause or due to death or disability) the employment of or hire any employee with a title of Vice President or above or who is eligible to earn an annualized base salary, wage, fees or equivalent base compensation greater than $250,000, except in the ordinary course of business to replace employees in such roles who have terminated employment;

(xii)        (A) enter into any collective bargaining or similar labor Contract or (B) effectuate or announce any plant closing, mass layoff, furlough or other event affecting in whole or in part any site of employment, facility, office, or operating unit that would require advance notice under the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable law (individually and collectively, as applicable, the “WARN Act”) or that would result in material liability or obligation to the Company or any of its Subsidiaries under the WARN Act;

(xiii)       make or authorize any material capital expenditure or incur any obligations, Liabilities or indebtedness in respect thereof, except for (A) those contemplated by the capital expenditure budget for the relevant fiscal year, which capital expenditure budget has been provided or made available to Parent prior to the date of this Agreement and (B) any unbudgeted capital expenditure, in an amount not to exceed, in any year, in the aggregate, $250,000;

(xiv)      settle any suit, action, claim, proceeding or investigation or a settlement solely for monetary damages (net of insurance proceeds received) not in excess of $500,000;

(xv)         except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 5.2(a), enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract; provided that any Material Contract (x) described by the definition set forth in Section 3.18(a)(viii) shall be exclusively governed by Section 5.2(a)(v) and (y) described by the definition set forth in Section 3.18(a)(ix) shall be exclusively governed by Section 5.2(a)(v);

(xvi)      except in the ordinary course of business or in the reasonable business judgment of the Company or any of its Subsidiaries, license, sell, transfer, dispose of, abandon, cancel, knowingly allow to lapse, or fail to use commercially reasonable efforts to renew, maintain or defend any material Company Registered Intellectual Property Rights; or

(xvii)        offer, agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

5.3         No Solicitation.

(a)        For the purposes of this Agreement, “Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that (i) contains provisions that are no less favorable in all material respects to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with, and otherwise complying with, this Agreement.

(b)         The Company shall, and shall direct its Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal or any inquiries, proposals, offers or requests that could reasonably be expected to lead to an Acquisition Proposal.  Except as otherwise expressly permitted by this Section 5.3(b) or Section 6.1, during the Pre-Closing Period the Company shall not, and shall direct its Representatives not to, (i) directly or indirectly, continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal; (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; (iii) waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract, unless, solely in the case of this clause (iii), (A) the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the standard of conduct applicable to directors under applicable Legal Requirements, in which event the Company may take the actions described in this clause (iii) solely to the extent necessary to permit a third party to make, on a confidential basis to the Company Board, an Acquisition Proposal and (B) the Company complies with the obligations set forth in Section 5.3(d) or (iv) resolve or agree to do any of the foregoing.  As promptly as reasonably practicable (and in any event within three (3) Business Days) following the date hereof, the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any Person (other than Parent) that has, within the one-year period prior to the date of this Agreement, made or indicated an intention to make an Acquisition Proposal and shall, within one (1) Business Day following the date hereof, terminate access by any third Person who has made or would reasonably be expected to make an Acquisition Proposal (other than Parent and its Representatives) to any data room (virtual or actual) containing any confidential information of the Company.

(c)         If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of their Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from a material breach of this Section 5.3, (j) the Company and its Representatives may contact such Person or group of Persons solely to clarify the terms and conditions thereof and inform such Person or group of Persons of the terms of this Section 5.3 and (ii) if the Special Committee determines in good faith, (A) after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, and (B) after consultation with its outside legal counsel, that the failure to take such action described in clauses (1) and (2) of this Section 5.3(c) would be inconsistent with the standard of conduct applicable to directors under applicable Legal Requirements, then the Company and its Representatives may (1) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any non-public information concerning the Company that is provided to any Person to the extent access to such information was not previously provided to Parent or its Representatives and (2) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.  The Company shall provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into as contemplated by this Section 5.3 promptly (and in any event within one day) of the execution thereof.

(d)       During the Pre-Closing Period, the Company shall (i) promptly (and in any event within 48 hours) notify Parent if any inquiries, proposals or offers with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, or any initial request for non-public information concerning the Company from any Person or group who has made or could reasonably be expected to make an Acquisition Proposal, in each case, are received by any Acquired Corporation or any Representative thereof and provide to Parent unredacted copies of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and summaries of the material terms and conditions of any oral requests, inquiries, proposals or offers (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto), the name of such Person or group and a summary of any material unwritten terms and conditions thereof, and the nature of any information requested, and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal or any requests, inquiries, proposals or offers (including by furnishing copies of any further amendments thereto) on a prompt basis (and in any event within 48 hours of such material development, discussion or negotiation), and (iii) upon the request of Parent, reasonably inform Parent of the status of such Acquisition Proposal.

(e)        Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the stockholders of the Company if the Special Committee determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with the standard of conduct applicable to directors under applicable Legal Requirements; provided that this Section 5.3(e) shall not be deemed to permit the Company Board to make a Company Adverse Change Recommendation except to the extent permitted by Section 6.1(b).

(f)          The Company agrees that in the event any Acquired Corporation or any Representative of any Acquired Corporation takes any action which, if taken by any Acquired Corporation, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6.       ADDITIONAL COVENANTS OF THE PARTIES

6.1         Company Board Recommendation.

(a)        Unless the Company Board (acting upon the recommendation of the Special Committee) has made a Company Adverse Change Recommendation in accordance with Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents.  During the Pre-Closing Period, unless the Company Board (acting upon the recommendation of the Special Committee) has made a Company Adverse Change Recommendation in accordance with Section 6.1(b), neither the Company Board, the Special Committee nor any other committee of the Company Board shall (i) (A) withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) fail to include the Company Board Recommendation in the Schedule 14D-9 or (C) adopt, approve, recommend or declare advisable, or resolve, agree or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”); or (ii) adopt, approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract (other than an Acceptable Confidentiality Agreement in accordance with Section 5.3(c)) with respect to, or that would reasonably be expected to lead to, any Acquisition Proposal, or that requires, or is reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions.

(b)         Notwithstanding anything to the contrary contained in Section 6.1(a), at any time prior to the Offer Acceptance Time:

(i)            if the Company has received from any Person a bona fide written Acquisition Proposal that has not been withdrawn (which Acquisition Proposal did not arise out of a material breach of Section 5.3) and after consultation with financial advisors and outside legal counsel, the Special Committee shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (A) the Company Board (acting upon the recommendation of the Special Committee) may make a Company Adverse Change Recommendation or (B) the Company may terminate this Agreement pursuant to Section 8.1(f) to enter into a Specified Agreement with respect to such Superior Offer, in each case, if and only if:  (1) the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the standard of conduct applicable to directors under applicable Legal Requirements; (2) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) at least four (4) Business Days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation) and, to the extent desired by Parent, during such four-Business Day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that such Acquisition Proposal would cease to constitute a Superior Offer; and (C) (1) the Company shall have provided to Parent information with respect to such Acquisition Proposal contemplated to be provided in accordance with Section 5.3(d),  (2) the Company shall have given Parent the four-Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and (3) after giving effect to any written proposals and any revised terms made by Parent in writing during such period, if any, after consultation with financial advisors and outside legal counsel, the Special Committee shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and, after consultation with its outside legal counsel, that the failure of the Company Board to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) would be inconsistent with the standard of conduct applicable to directors under applicable Legal Requirements.  The provisions of this Section 6.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment or modification to any Acquisition Proposal and require a new Determination Notice, except that for purposes of the foregoing the references to four (4) Business Days shall be deemed to be two (2) Business Days in connection with amendments and modifications to an Acquisition Proposal.  Nothing in this Section 6.1 or elsewhere in this Agreement shall prohibit the Company, the Company Board or the Special Committee from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act if the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the standard of conduct applicable to directors  under applicable Legal Requirements; provided that this last sentence of Section 6.1(b)(i) shall not be deemed to permit the Company Board to make a Company Adverse Change Recommendation except to the extent permitted by this Section 6.1; and

(ii)           other than in connection with an Acquisition Proposal, the Company Board (acting upon the recommendation of the Special Committee) may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if:  (A) the Special Committee determines in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with the standard of conduct applicable to directors under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) Business Days prior to making any such Company Adverse Change Recommendation and, to the extent desired by Parent, during such four-Business Day period shall have negotiated in good faith with respect to any revisions to the terms of this Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and (C) (1) the Company shall have specified in reasonable detail the facts and circumstances underlying the Change in Circumstance that render a Company Adverse Change Recommendation necessary, (2) the Company shall have given Parent the four-Business Day period after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Special Committee shall have determined, in good faith, that the failure of the Company Board to make the Company Adverse Change Recommendation in response to such Change in Circumstance would be inconsistent with the standard of conduct applicable to directors  under applicable Legal Requirements.  The provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new Determination Notice, except that for purposes of the foregoing the references to four (4) Business Days shall be deemed to be two (2) Business Days in connection with amendments and modifications to an Acquisition Proposal.

6.2         Filings, Consents and Approvals.

(a)        Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all necessary documentation and information with any Governmental Body to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body, (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration or otherwise make any accommodation, commitment or incur any liability or obligation to any third-party to obtain any consent or approval required for the consummation of the Transactions under any Contract.

(b)         Notwithstanding the foregoing, nothing in this Section 6.2 or otherwise in this Agreement shall require Parent or its Affiliates to (i) negotiate, commit to or effect, by consent decree, mitigation agreement, national security agreement, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of the Company, the Parent or any of their respective Affiliates or Subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of the Company, the Parent or any of their respective Affiliates or Subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of the Company, the Parent or any of their respective Affiliates or Subsidiaries, (v) effectuate any other change or restructuring of the Company, the Parent or any of their respective Affiliates or Subsidiaries and (vi) otherwise take or commit to take any actions with respect to the businesses, product lines or assets the Company, the Parent or any of their respective Affiliates or Subsidiaries.

(c)         Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than ten (10) Business Days after the date hereof, make all filings, notifications or other consents (or where required by an applicable Legal Requirement a draft thereof) as may be required to be made or obtained by such Party under any applicable Legal Requirements; (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings or notifications or other consents required to be made with, or obtained from, any Governmental Bodies in connection with the Transactions; and (iii) expeditiously supply any additional information that reasonably may be required or requested, by any foreign or domestic Governmental Body responsible for the enforcement of any applicable Legal Requirements.

(d)         Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Parties of any communication to or from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) upon request, promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to outside counsel and consultants retained by such counsel, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (documents provided pursuant to this provision may be redacted (1) to remove references concerning valuation, (2) as necessary to comply with contractual arrangements and (3) as necessary to address reasonable privilege or confidentiality concerns), (vi) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants retained by such counsel, and to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding and (vii) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided that notwithstanding anything to the contrary in this Section 6.2, Parent shall have the principal responsibility for determining and implementing the strategy for obtaining any necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and, expirations or terminations of waiting periods from Governmental Bodies (including with respect to timing and potential ways to address any concerns that may be raised) and shall lead and direct all submissions to, meetings, negotiations and communications with any Governmental Body in connection with matters related to any applicable Legal Requirements.  Purchaser shall pay all filing fees for any filing made to a Governmental Body, but the Company shall bear its own costs for the preparation of any such filings.  Neither Party shall commit to or agree with any Governmental Body to stay, toll or extend, directly or indirectly, any applicable waiting period, or pull and refile any filing or notice to a Governmental Body, in each case, without the prior written consent of the other (which will not be unreasonably withheld, conditioned or delayed).

(e)         Parent agrees that, from the date of this Agreement through the Effective Time or termination of this Agreement, if earlier, it shall not directly or indirectly, acquire or agree to acquire any assets, business or any Person, whether by merger, consolidation, purchasing a substantial portion of the assets of or equity in any Person or by any other manner or engage in any other transaction, if the entering into of an agreement relating to or the consummation of such acquisition, merger, consolidation or purchase or other transaction would reasonably be expected to (i) impose any material delay in the expiration or termination of any applicable waiting period or impose any material delay in the obtaining of, or increase the risk of not obtaining, any authorization, consent, clearance, approval or order of a Governmental Body necessary to consummate the Offer, the Merger and the other transactions contemplated by this Agreement, including any approvals and expiration of waiting or review periods pursuant to any applicable Legal Requirements, (ii) materially increase the risk of any Governmental Body entering, or materially increase the risk of not being able to remove or successfully challenge, any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Offer, the Merger and the other transactions contemplated by this Agreement or (iii) otherwise materially delay or materially impede the consummation of the Offer, the Merger and the other transactions contemplated by this Agreement (clauses (i), (ii) and (iii) collectively, “Regulatory Hurdles”).

6.3         Company Stock Awards.  Prior to the Effective Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Company Board or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Stock Awards are outstanding or otherwise) to (a) terminate each Company Stock Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time and (b) cause, as of the Effective Time, each unexpired and unexercised Company Option and each unexpired RSU then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Company Stock Award may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 2.8.  Without limiting any of the provisions herein, any written or board-based notices or actions, or participant communications needed to effectuate the matters set forth in this Section 6.3, shall be subject to the prior review, comment and approval of Parent, which review, comment or approval shall not be unreasonably withheld.

6.4         Employee Matters.

(a)         For the period commencing at the Effective Time and ending on the earlier of (x) the date that is eighteen (18) months following the Effective Time and (y) the date on which the employment of a Continuing Employee terminates, Parent, the Surviving Corporation or any of their respective Affiliates shall provide each Continuing Employee with compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to Continuing Employees immediately prior to the Effective Time.

(b)       Effective as of the Effective Time and thereafter, Parent and its Affiliates shall recognize, or shall cause the Surviving Corporation to recognize, each Continuing Employee’s employment or service with the Company (including any current or former Affiliate thereof or any predecessor) prior to the Closing for all purposes (other than the accrual of or entitlement to pension benefits or retirement welfare benefits), including for purposes of determining, as applicable, eligibility for participation, vesting and entitlement of the Continuing Employee under all employee benefit plans maintained by the Surviving Corporation, Parent or any of their respective Affiliates (other than the accrual of or entitlement to pension benefits or post-retirement welfare benefits), including vacation plans or arrangements, 401(k) or other retirement plans and any severance or welfare plans, except to the extent such recognition would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, Parent and its Affiliates shall, or shall cause the Surviving Corporation to, (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Surviving Corporation, Parent or any of their respective Affiliates to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Plan in which such Continuing Employee participated immediately before the Effective Time and (ii) honor any deductible, co-payment and out-of-pocket maximums incurred by such Continuing Employee and his or her eligible dependents under the health plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate of Parent during the portion of the calendar year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate of Parent.

(c)        The provisions of this Section 6.4 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 6.4 shall create such rights in any such Persons.  Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason or alter the at-will nature of any Continuing Employee’s employment; (ii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time; or (iii) amend any Plans or other employee benefit plans or arrangements.

6.5          Indemnification of Officers and Directors.

(a)        All rights to indemnification, advancement of expenses and exculpation by the Company existing in favor of those Persons who are directors or officers of any Acquired Corporation as of the date of this Agreement or have been directors or officers of any Acquired Corporation in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the charter and bylaws (or applicable governing documents) of the applicable Acquired Corporation (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Acquired Corporation and said Indemnified Persons (as set forth on Section 6.5(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, except as required by applicable Legal Requirements, and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Maryland law for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six-year period shall continue to be subject to this Section 6.5(a) and the rights provided under this Section 6.5(a) until disposition of such claim.

(b)         From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of an Acquired Corporation at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein.  Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) within fifteen (15) days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of (i) a written affirmation of such Indemnified Person’s good faith belief that the standard of conduct for indemnification has been met and (ii) appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b).

(c)        From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, maintain, in effect, the existing Delaware and Maryland policies of directors’ and officers’ liability insurance maintained by the Company or any of its Subsidiaries as of the date of this Agreement (accurate and complete copies of which have been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policies with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company and its predecessor (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policies (or at or prior to the Effective Time, Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase six-year “tail” policies for the existing Delaware and Maryland policies effective as of the Effective Time) and if such “tail policies” have been obtained, they shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.5(c) (the “Existing D&O Policies”); provided that:  (i) the Surviving Corporation may substitute for the Existing D&O Policies a policy or policies of comparable coverage which shall include a “tail” or “runoff” insurance coverage, (ii) Parent or the Surviving Corporation shall not be required to pay annual premiums for the Existing D&O Policies (or for any substitute or “tail” policies) in excess of an amount equal to 300% of the most recently paid annual premium for the Existing D&O Policies (the “Maximum Premium”) and (iii) if requested by Parent, the Company shall issue a broker of record letter acceptable to Parent permitting Parent’s insurance broker to negotiate and place such “tail” or “runoff” insurance of comparable coverage, and Parent shall have the right to negotiate such coverage and the Company shall reasonably cooperate therewith.  In the event any future annual premiums for the Existing D&O Policies (or any substitute policies) exceed the Maximum Premium, the Surviving Corporation shall be entitled to reduce the amount of coverage of the Existing D&O Policies (or any substitute or “tail” policies) to the amount of coverage that can be obtained for a premium equal to the Maximum Premium.

(d)         In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.5.

(e)        The provisions of this Section 6.5 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.  Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

6.6       Securityholder Litigation.  The Company shall promptly notify Parent of any litigation against the Company and/or its directors or officers (in their respective capacities as such) relating to the Transactions (“Transaction Litigation”) and shall keep Parent reasonably informed with respect to the status thereof.  The Company shall control any Transaction Litigation; provided that the Company shall give Parent an opportunity to review and comment in advance on all material filings or responses to be made by the Company in connection with any such litigation, but not to control or direct the Transaction Litigation, and the Company shall in good faith take such comments into account.  No compromise or full or partial settlement of any Transaction Litigation shall be agreed to by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).  For purposes of this Section 6.6, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to any Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.

6.7        Additional Agreements.  Without limitation or contravention of the provisions of Section 6.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use their reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions.  Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions pursuant to any applicable Legal Requirement or Material Contract set forth on Section 6.7 of the Company Disclosure Schedule, (b)  use reasonable best efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract set forth on Section 6.7 of the Company Disclosure Schedule by such Party in connection with the Transactions and (c) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third party against such Party.  The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

6.8         Disclosure.  The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed).  Notwithstanding the foregoing:  (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any Legal Requirement or the rules and regulations of any national securities exchange or national securities quotation system; and (c) no Party shall need to consult with any other Party, or obtain its consent, in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e), or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9         Takeover Laws; Advice of Changes.

(a)         If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective boards of directors or authorized committees thereof shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.

(b)       The Company shall give prompt notice to Parent (and shall subsequently keep Parent informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Company Material Adverse Effect and (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date.  Parent shall give prompt notice to the Company (and shall subsequently keep the Company informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date.  For the avoidance of doubt, the delivery of any notice pursuant to this Section 6.9(b) shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy under this Agreement.

6.10     Section 16 Matters.  The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Stock Awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11    Rule 14d-10 Matters.  Prior to the Offer Acceptance Time, the Compensation Committee of the Company Board, at a meeting duly called and held, shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between, among others, Parent, Purchaser, the Company or any their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and shall take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.  The Company shall provide a true and complete copy of the resolutions of the Compensation Committee of the Company Board reflecting any approvals and actions referred to in the preceding sentence to Parent prior to execution of this Agreement (the form and substance of which resolutions shall be subject to review and approval of Parent).

6.12       Purchaser Stockholder Consent.  Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 2-505(b) of the MGCL and in its capacity as the sole stockholder of Purchaser, a written consent approving the Merger.

6.13      Stock Exchange Delisting; Deregistration.  Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Legal Requirements and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.

6.14       Financing.

(a)       Parent and Purchaser will not, and will cause their respective Affiliates not to (without the prior written consent of the Company), consent or agree to, or otherwise permit, any amendment, replacement, supplement, or modification of, or any waiver of any provision or remedy under, the Commitment Letter if such amendment, replacement, supplement, modification, or waiver would: (i) reduce the aggregate amount of the net proceeds of the Financing to an amount that, together with cash on hand and cash equivalents then available to Parent and Purchaser and cash on hand and cash equivalents of the Company and its Subsidiaries reasonably expected to be available to Parent and Purchaser at the Closing, would be less than the Required Amount; (ii) impose new or additional conditions or otherwise expand, amend, or modify any of the conditions to the receipt of the Financing (as compared to those in such Commitment Letter as in effect on the date of this Agreement), (iii) would or would reasonably be expected to prevent, impede or materially delay the Closing, or make the timely funding of the Financing, or the timely satisfaction of the conditions to obtaining the Financing, materially less likely to occur; or (iv) adversely impact the ability of Parent or Purchaser or any of their respective Affiliates to enforce its rights against the other parties to the Commitment Letter relative to the ability of Parent and Purchaser, and their respective Affiliates as applicable, to enforce their respective rights against such other parties to the Commitment Letter as in effect on the date hereof; provided that, notwithstanding the foregoing, Parent and Purchaser may (without the consent of the Company) amend, replace, supplement, modify, or waive the Commitment Letter solely to add Sponsors that have not executed the Commitment Letter as of the date hereof as provided for therein. Parent or Purchaser shall promptly furnish to the Company a copy of any amendment, replacement, supplement, modification, or waiver relating to the Commitment Letter. Any reference in this Agreement to: (x) the “Financing” will include the financing contemplated by the Commitment Letter as so amended or modified in accordance with the above, and (y) the “Commitment Letter” shall mean the Commitment Letter as so amended or modified in accordance with the above.

(b)        Subject to the terms and conditions of this Agreement (including, without limitation, the right of Parent and Purchaser to amend, replace, supplement, modify, or waive the Commitment Letter subject to the limitations set forth in this Agreement, Parent and Purchaser will each use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable to arrange, maintain the effectiveness of, and obtain the proceeds of and consummate the Financing, on the terms and conditions described in the Commitment Letter, including, but not limited to, using its reasonable best efforts to: (i) maintain in effect the Commitment Letter in accordance with the terms and subject to the conditions thereof and hereof until the earlier of the consummation of the Financing contemplated thereby and the termination of this Agreement in accordance with its terms; and (ii) enforce its rights under the Commitment Letter, in a timely and diligent manner.

(c)         Parent and Purchaser shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing, and such other information and documentation available to Parent and Purchaser as shall be reasonably requested by the Company. Without limiting the generality of the foregoing, Parent and Purchaser shall promptly notify the Company orally and in writing of: (i) any material breach, material default, termination, repudiation or cancellation by any party to the Commitment Letter that Parent, Purchaser or any of their Affiliates becomes aware of; and (ii) the receipt by Parent or Purchaser or any of their Affiliates of any oral or written notice from any Sponsor with respect to (A) any breach, default, termination, or cancellation by any party to the Commitment Letter, or (B) any material dispute or material disagreement between or among any parties to the Commitment Letter related to the Financing; and (iii) the occurrence of any event or development that would reasonably be expected to adversely impact the ability of Parent or Purchaser to timely obtain all or any portion of the Financing contemplated by the Commitment Letter required to pay the Required Amount on the terms and conditions, in the manner, and from the sources contemplated by the Commitment Letter.

In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, and such portion is reasonably necessary to fund the Required Amount (after taking into account cash on hand and cash equivalents available to the Parent and Purchaser and cash on hand and cash equivalents of the Company and its Subsidiaries reasonably expected to be available to Parent and Purchaser at the Closing), Parent will promptly notify the Company orally and in writing and use its reasonable best efforts to: (i) as promptly as practicable following the occurrence of such event, arrange and obtain financing from the same or alternative sources in an amount sufficient to replace any unavailable portion of the Financing necessary to pay the Required Amount (after taking into account cash on hand and cash equivalents then available to Parent and Purchaser and cash on hand and cash equivalents of the Company and its Subsidiaries reasonably expected to be available to Parent and Purchaser at the Closing), on terms and conditions that are then commercially reasonable in the aggregate (it being understood and agreed that terms and conditions that are not less favorable in the aggregate to Parent and Purchaser than those contained in the Commitment Letter shall be deemed to be so commercially reasonable) (provided, that any such alternative financing and the commitment letter(s) and fee letter(s) associated therewith shall require the prior written consent of the Company to the extent containing any terms or conditions that would require the Company’s consent under Section 6.14(a) (the “Alternative Financing”); and (ii) subject to the foregoing, obtain one or more new financing commitment letters with respect to such Alternative Financing (each, a “New Commitment Letter”). Parent shall promptly provide the Company with a true, correct and complete copy of any New Commitment Letter, together with any exhibits, schedules, and annexes thereto. In the event that any New Commitment Letter is obtained in accordance with the terms of this Agreement, (1) any reference in this Agreement to the “Commitment Letter” shall mean the Commitment Letter, to the extent not superseded by one or more New Commitment Letters (or any related fee letter(s)) at the time in question, and any New Commitment Letter (and any related fee letter(s)) to the extent then in effect, and (2) any reference in this Agreement to the “Financing” will mean the Financing contemplated by the Commitment Letter as modified pursuant to the foregoing. Notwithstanding anything to the contrary in this Agreement, this Section 6.14 shall not limit or adversely affect any rights or remedies the Company may have under this Agreement.

SECTION 7.      CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

7.1        No Restraints.  There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement or order have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger.

7.2         Consummation of Offer.  Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment or have caused to be accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

SECTION 8.      TERMINATION

8.1          Termination.  This Agreement may be terminated prior to the Effective Time:

(a)           by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b)          by either Parent or the Company if the Offer (as it may have been extended in accordance with this Agreement) shall have expired or shall have been terminated or withdrawn pursuant to its terms and this Agreement without the acceptance for payment of Shares pursuant to the Offer; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure of the acceptance for payment of Shares pursuant to the Offer is attributable primarily to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the acceptance for payment of Shares pursuant to the Offer;

(c)          by either Parent or the Company if a Governmental Body of competent jurisdiction shall have issued an order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable primarily to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d)     by Parent at any time prior to the Offer Acceptance Time, if:  (i) (A) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or (B) there shall have been a Company Adverse Change Recommendation; (ii) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation (A) within five (5) Business Days after Parent so requests in writing if an Acquisition Proposal has been publicly announced and not publicly withdrawn or has not been publicly announced but has been received by the Company and not withdrawn (provided that Parent may make such request pursuant to this clause (A) no more than once with respect to any Acquisition Proposal (but provided further that each time a Determination Notice is delivered Parent shall be entitled to make a new such request)) or (B) within ten (10) Business Days after Parent so requests, if no Acquisition Proposal has been publicly announced or has been received by the Company, provided that Parent may only make such request pursuant to this clause (B) once every thirty (30) days; or (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act other than the Offer, the Company Board (A) states that it recommends such tender or exchange offer or (B) fails to recommend rejection of such tender offer or exchange offer and reaffirm the Company Board Recommendation in a solicitation/recommendation Statement on Schedule 14D-9 within ten (10) Business Days of the commencement of such tender offer or exchange offer within the meaning of Rule 14d-2 under the Exchange Act (or, if earlier, within two (2) Business Days prior to the Expiration Date);

(e)       by either Parent or the Company if the Offer Acceptance Time shall not have occurred on or prior to 5 p.m. Eastern Time on the date that is six (6) months following the date hereof (such date, the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Offer Acceptance Time to occur prior to the End Date is attributable primarily to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party;

(f)       by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Company Board and Special Committee shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”) in accordance with Section 6.1(b); provided that (x) the Company and its Subsidiaries shall have complied in all material respects with Section 5.3 and Section 6.1 in relation to such Superior Offer and (y) the Company shall have paid, or caused to be paid, to Parent the Company Termination Fee and Parent Expense Reimbursement as provided in Section 8.3, by wire transfer of immediately available funds prior to or concurrently with any such termination;

(g)       by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that a condition set forth in clauses (b), (c) or (i) of Annex I would not be satisfied and such breach or failure to perform cannot be cured by the Company by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Purchaser is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit the Company to terminate this Agreement pursuant to Section 8.1(h), provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company’s  breach of representation or warranty or failure to perform any covenant or obligation in this Agreement directly results from any action (or failure to act) by the Company that is directed, approved or authorized by any Interested Person(s), unless such action or failure to act is approved or ratified by the Special Committee;

(h)        by the Company at any time prior to the Offer Acceptance Time, if (i) a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, which breach or failure has had or would reasonably be expected to result in a Parent Material Adverse Effect, and (ii) such breach or failure to perform cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured in such time period, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if the Company is then in breach of any representation, warranty, covenant or obligation hereunder which breach would permit Parent to terminate this Agreement pursuant to Section 8.1(g); or

(i)         by the Company if Purchaser shall have (i) failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 1.1(a) without the prior written consent of the Company or (ii) if Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer within the period specified in Section 1.1(f).

8.2       Effect of Termination.  In the event of the valid termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and be of no further force or effect and there shall be no liability on the part of Parent, Purchaser, any Consortium Member, or the Company or any of their respective former, current or future directors, officers, partners, stockholders, optionholders, managers, members or Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9.5 (other than Section 9.5(b)) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms and (c)  subject to Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for Fraud or Willful Breach of this Agreement prior to termination.  Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3         Expenses; Termination Fee.

(a)         Except as set forth in this Section 8.3, the second sentence of Section 2.6(a) and the second to last sentence of Section 6.2(d), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.

(b)          In the event that:

(i)           this Agreement is terminated by Parent pursuant to Section 8.1(d) or at the time this Agreement is otherwise terminated, Parent had the right to terminate this Agreement pursuant to Section 8.1(d);

(ii)           this Agreement is terminated by (x) Parent pursuant to Section 8.1(b) or Section 8.1(e) (in each case, as a result of the conditions to the offer set forth in clauses (b), (c), or (d)of Annex I not being satisfied) or Section 8.1(g), or (y) the Company pursuant to Section 8.1(b) or Section 8.1(e) (provided, in each case, that the right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(e) is then available to Parent as a result of the conditions to the offer set forth in clauses (b), (c), or (d) of Annex I not being satisfied); or

(iii)          (x) this Agreement is terminated by (1) Parent pursuant to Section 8.1(e) or Section 8.1(b) (in each case, as a result of the conditions to the offer set forth in clauses (e) or (f)  of Annex I not being satisfied), or (2) the Company pursuant to Section 8.1(b) or Section 8.1(e) (in each case, as a result of the conditions to the offer set forth in clauses (e) or (f) of Annex I not being satisfied) (provided that the right to terminate this Agreement pursuant to Section 8.1(b) or Section 8.1(e) is then available to Parent), (y) any Person shall have publicly disclosed a bona fide Acquisition Proposal, or any Acquisition Proposal shall have been communicated to the Company Board, in each case after the date hereof and prior to such termination (unless such Acquisition Proposal was withdrawn at least two (2) Business Days prior to such termination (such withdrawal to be public, if such Acquisition Proposal shall have been publicly disclosed)) and (z) within 12 months of such termination the Company shall have entered into a definitive agreement with respect to, or consummated, an Acquisition Proposal; provided that for purposes of this clause (z) the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”; or

(iv)           this Agreement is terminated by the Company pursuant to Section 8.1(f);

then, in any such event under clause (i), (ii), (iii) or (iv) of this Section 8.3(b), the Company shall pay, or cause to be paid, to Parent or its designee by wire transfer of same day funds (x) in the case of Section 8.3(b)(iv), the Company Termination Fee and the Parent Expense Reimbursement on the date that the Specified Agreement is executed (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y)  in the case of Section 8.3(b)(i) or (ii), the Parent Expense Reimbursement within two (2) Business Days after such termination or (z) in the case of Section 8.3(b)(iii), the Company Termination Fee and the Parent Expense Reimbursement prior to or concurrently with the earlier of entering into the definitive agreement with respect to, or consummating, the Acquisition Proposal referred to in clause (z) of Section 8.3(b)(iii); it being understood that in no event shall the Company be required to pay the Company Termination Fee or Parent Expense Reimbursement on more than one occasion.  As used herein, “Company Termination Fee” shall mean $1,500,000 and “Parent Expense Reimbursement” shall mean all of the documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources, experts and consultants) incurred by Parent, Purchaser or its or their Affiliates (including any Consortium Member) in connection with this Agreement and the Transactions; provided that Parent Expense Reimbursement shall not exceed $1,250,000.  In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(b), the receipt of the Company Termination Fee and Parent Expense Reimbursement shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser or any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Parent Related Parties”) or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and the Company shall have no further liability, whether pursuant to a claim in law or in equity, to Parent, Purchaser or any of their respective Affiliates or any other Person, and no Parent Related Party or other Person shall be entitled to bring or maintain any claim, action or proceeding against any of the Company or any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, the “Company Related Parties”), in each case, arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided that Parent may seek specific performance to cause the Company to consummate the Transactions in accordance with Section 9.5(b), but in no event shall Parent be entitled to both specific performance and the payment of the Company Termination Fee and Parent Expense Reimbursement.

(c)          Notwithstanding Parent’s right to seek specific performance pursuant to Section 9.5(b), Parent’s right to receive payment from the Company of the Company Termination Fee and Parent Expense Reimbursement pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(d) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that none of the foregoing shall relieve any Company Related Party from any liability for Fraud or Willful Breach of this Agreement prior to such termination.

(d)          The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding to collect such amounts which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees, provided that in no event shall attorneys' fees that are based on a contingency fee, "success" fee or any other type of fee arrangement dependent on the outcome of the suit be deemed to be reasonable attorneys' fees) in connection with such Legal Proceeding, together with interest on such amount at a rate equal to the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 9.       MISCELLANEOUS PROVISIONS

9.1         Amendment.  Prior to the Effective Time, this Agreement may be amended with the approval of each of Parent, Purchaser and the Company (acting through the Company Board or Special Committee) at any time.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.2        Waiver.   No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3       No Survival of Representations and Warranties and Covenants.  None of the representations, warranties, covenants or agreements contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger, except for any covenant or agreement contained in this Agreement which by its terms contemplates performance after the Effective Time, this Section 9.3 and any applicable defined terms in Exhibit A.

9.4        Entire Agreement; Counterparts.  This Agreement, the Commitment Letter, the Consortium Agreement (as amended), and the other agreements, exhibits, annexes and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; and provided further that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by email with .pdf attachments shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

9.5         Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a)         This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.  Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the Transactions contemplated by this Agreement (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Circuit Court of Baltimore City, Maryland, and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting for the District of Maryland, Northern Division, and any appellate court therefrom (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Maryland and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8; provided that nothing in this Section 9.5(a) shall affect the right of any Party to serve legal process in any other manner permitted by applicable Legal Requirements.  The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)        The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, will occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Subject to the following sentence, the Parties acknowledge and agree that (i) each Party shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3, except as otherwise provided therein:  (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement; and (y) shall not be construed to diminish or otherwise impact in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement.  Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.  The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c)         EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES TO THE FULLEST EXTENT PERMISSIBLE UNDER THE LAW ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), INCLUDING ANY COUNTERCLAIM, HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  EACH PARTY (I) MAKES THIS WAIVER VOLUNTARILY AND (II) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 9.5(c).

9.6        Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned by a Party or its permitted assigns without the prior written consent of the other Parties hereto or their respective permitted assigns, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions); provided that no such assignment shall relieve Parent of its obligations hereunder.

9.7         No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) the provisions set forth in Section 6.5; and (ii) the limitations on liability of the Company Related Parties set forth in Section 8.3(c), provided that none of such individuals in (i) or (ii) shall be deemed to be third-party beneficiaries under this Agreement.

9.8         Notices.  Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the Business Day following the date of transmission (as long as no notice of failure of delivery is received); provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Purchaser (or following the Effective Time, the Company):

2025 Acquisition Company, LLC
c/o Christopher Glenn
Allen Overy Shearman Sterling US LLP
599 Lexington Avenue
New York, NY 10022-6069
Attention:  Max Wygod
Email:  maxwygod@gmail.com

with a copy to (which shall not constitute notice):

Allen Overy Shearman Sterling US LLP
599 Lexington Avenue
New York, NY 10022-6069
Attention:  Creighton Condon; Christopher Glenn
Email:  creighton.condon@aoshearman.com; christopher.glenn@aoshearman.com if to the Company (prior to the Effective Time):
Forian Inc.
41 University Drive, Suite 400
Newtown, PA 18940
Attention: General Counsel
Email:  legal@forian.com

with copies to (which shall not constitute notice):

Duane Morris LLP
30 South 17th Street
Philadelphia, PA 19103-4196
Attention: Darrick Mix
Email: dmix@duanemorris.com

and

Duane Morris LLP
865 South Figueroa Street, Suite 3100
Los Angeles, CA 90017-5450
Attention: Justin Santarosa
Email: jsantarosa@duanemorris.com

9.9         Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10        Obligation of Parent.  Parent shall ensure that Purchaser (or its permitted assigns, as applicable) duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser (or its permitted assigns, as applicable) under this Agreement, and Parent, as applicable, shall be jointly and severally liable with Purchaser (and its permitted assigns, as applicable) for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.11       Transfer Taxes.  Except as expressly provided in Section 2.6(c), all transfer, documentary, sales, use, stamp, registration, value-added and other similar Taxes and fees incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by Parent and Purchaser when due.

9.12       Intended Tax Treatment.

(a)         Following the consummation of the Offer (i) effective as of the Closing Date, Parent shall elect to be treated as a corporation for U.S. federal and applicable state and local income tax purposes, by filing of an IRS Form 8832 for Parent, and (ii) immediately after the Merger, the Company shall convert to a limited liability company under Delaware law, whereby the Company will become an entity disregarded as separate from Parent for U.S. federal and applicable state and local income tax purposes (clauses (i)-(ii), collectively, the “F Reorganization”).

(b)         The Parties agree that: (A) the F Reorganization shall be treated as a tax-free reorganization pursuant to Section 368(a)(1)(F) of the Code and (B) the exchange of the Shares for the Merger Consideration pursuant to the Merger shall be treated as a taxable redemption pursuant to Section 302(b) of the Code. Unless otherwise required pursuant to a “determination,” within the meaning of Section 1313(a) of the Code (or a corresponding provision of state, local or foreign Law), the Parties shall file all Tax Returns and maintain such position in connection with any audit, examination, or judicial or administrative proceeding in a manner that is consistent with the intended Tax treatment described in this Section 9.12.

9.13     Company Disclosure Schedule.  The disclosures set forth in any particular part or subpart of the Company Disclosure Schedule will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties or covenants of the Company that are set forth in the corresponding section or subsection of this Agreement; and (b) any other representations and warranties or covenants of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties or covenants is reasonably apparent on the face of such disclosure.  The mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty or covenant shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item is material or constitutes a Company Material Adverse Effect, and no reference to, or disclosure of, any item or other matter in the Company Disclosure Schedule shall necessarily imply that any other undisclosed matter or item having a greater or lesser value or significance is or is not material.

9.14       Time of Essence. Time is of the essence with regard to all dates and time periods set forth or referred to in this Agreement.

9.15       Construction.

(a)          For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)         The Parties agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)         Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e)        The phrases “made available” and “delivered,” when used in reference to anything made available to Parent, Purchaser or any of their respective Representatives prior to the execution of this Agreement, shall be deemed to mean (i) delivered by or on behalf of the Company to Parent or its Representatives via email, or (ii) publicly available on the EDGAR website, in each case, of the foregoing clause (i) in complete and unredacted form prior to the date hereof.

(f)         The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(g)         All references to “cash,” “Dollars” or “$” are to United States Dollars, unless expressly stated otherwise.

(h)        As used in this Agreement, the words “ordinary course of business” shall be deemed to be followed by “consistent with past practice,” whether or not actually so followed.

[Signature page follows]

In Witness Whereof, the Parties have caused this Agreement to be executed as of the date first above written.

2025 ACQUISITION COMPANY, LLC

By:	/s/ Max C. Wygod
Name: Max C. Wygod
Title: Chief Executive Officer

BRAVO MERGER SUB, INC.

By:	/s/ Max C. Wygod
Name: Max C. Wygod
Title: Chief Executive Officer

FORIAN INC.

By:	/s/ Adam Dublin
Name: Adam Dublin
Title: Chief Strategy Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

“Acceptable Confidentiality Agreement” is defined in Section 5.3(a).

“Acquired Corporation” shall mean the Company or any of its Subsidiaries.

“Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group,” within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any such proposal or offer, relating to, in a single transaction or series of related transactions, any (a) acquisition, lease, exchange, transfer or other disposition or license of assets (including Intellectual Property Rights) of the Company or any of its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) issuance or acquisition of 20% or more of the outstanding Shares or other voting or equity securities of the Company, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares, or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Shares or other voting or equity securities of the Company, in each case other than the Transactions.

“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

“Alternative Financing” is defined in Section 6.14(d).

“Anti-Corruption Laws” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, or any applicable Legal Requirements of similar effect, and the related regulations and published interpretations thereunder.

“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, the Federal Trade Commission Act, as amended, state antitrust laws, and all other applicable Legal Requirements and regulations (including non-U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

“Breach” shall mean “breach” as defined in 45 C.F.R. § 164.402.

“Business Associate” shall mean a “business associate” as defined in 45 C.F.R. § 160.103.

“Business Associate Agreement” shall mean a written agreement between a Business Associate and a Covered Entity that satisfies the requirements set forth in HIPAA (including under 45 C.F.R. §§ 164.308(b) and 164.502(e)) and contains all elements required by HIPAA (including under 45 C.F.R. §§164.314(a) and 164.504(e)).

“Business Day” shall mean any day except (i) a Saturday or a Sunday, (ii) a day on which banks in the City of New York are authorized or required by Legal Requirements to be closed, or (iii) a day on which the principal offices of the SEC in Washington, D.C. are not open to accept filings.

“Capitalization Date” is defined in Section 3.2(a).

“Change in Circumstance” shall mean any event, fact, circumstance, development or occurrence that is material to the Company and its Subsidiaries (taken as a whole) that (a) was neither known to the Company Board nor Special Committee nor reasonably foreseeable as of or prior to the date of this Agreement and (b) does not relate to any Acquisition Proposal.

“Charter” shall mean the Company’s charter.

“Closing” is defined in Section 2.3(a).

“Closing Date” is defined in Section 2.3(a).

“COBRA” is defined in Section 3.11(d).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Commitment Letter” is defined in Section 4.9(b).

“Company” is defined in the preamble to this Agreement.

“Company Adverse Change Recommendation” is defined in Section 6.1(a).

“Company Associate” shall mean each current and former officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Company or any of its Subsidiaries.

“Company Board” is defined in Recital C.

“Company Board Recommendation” is defined in Recital C.

“Company Contract” shall mean any Contract to which an Acquired Corporation is a party.

“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the date and prior to the execution of this Agreement.

“Company Financial Advisor” is defined in Section 3.10.

“Company Intellectual Property Rights” shall mean all Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company IT Systems” is defined in Section 3.16(i).

“Company Material Adverse Effect” shall mean any change, occurrence, effect, event, circumstance or development (each an “Effect”, and collectively, “Effects”) that (A) individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, Liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (B) solely as applied to the representations and warranties set forth in Section 3.1 and Section 3.6, would reasonably be expected to prevent the consummation by the Company of the Merger prior to the End Date; provided, however, that no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred (subject to the limitations set forth below): (i) general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally; (ii) conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (A) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (iii) conditions (or changes in such conditions) generally affecting any of the industries in which the Company or its Subsidiaries operate; (iv) political conditions (or changes in such conditions) in the United States or any other country or region in the world, tariffs, trade wars, acts of war, sabotage (including cyberattacks, cyber intrusions, cyberterrorism, or other cybersecurity or data breaches) or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war or sanctions imposed in connection with the current dispute involving the Russian Federation and Ukraine and the conflict in Israel); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics (including COVID-19), mudslides, wild fires or other natural disasters, weather conditions, and other force majeure events in the United States or any other country or region in the world; (vi) changes in, or compliance with or actions required to be taken to comply with changes in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP) after the date of this Agreement; (vii) the announcement of, or the compliance with, this Agreement, or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of Parent, Purchaser or their Affiliates, (B) the termination of (or the failure to renew or enter into) any Contracts with customers, suppliers or other business partners, (C) any departure of any officers, directors, employees or independent contractors of the Company or its Subsidiaries and (D) any other negative development (or reasonably expected negative development) in the Company’s relationships with any of its customers, suppliers, distributors or other business partners (in each case, other than for purposes of Section 3.6); (viii) any actions taken or failure to take action, in each case, by Parent or any of its controlled Affiliates, or to which Parent has consented, or which Parent has requested or approved, or the taking of any action required by this Agreement, or the failure to take any action prohibited by this Agreement; (ix) changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates, expectations, guidance, projections or forecasts of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, forecasts, guidance, projections or estimates of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of a Company Material Adverse Effect); or (x) any Legal Proceedings made or brought by any of the current or former Company Stockholders (on their own behalf or on behalf of the Company) against the Company arising out of or relating to the Merger or in connection with any other transactions contemplated by this Agreement; except, in each case of clauses (i), (ii), (iii), (iv), (v) and (vi) above, to the extent that such Effects disproportionately and adversely affect the Company and its Subsidiaries, taken as a whole, in any material respect relative to other similarly situated companies operating in the industry which the Company or its Subsidiaries operate (in which case, the incremental disproportionate impact or impacts may be taken into account in determining whether there has occurred a Company Material Adverse Effect).

“Company Options” shall mean any options to purchase Shares outstanding under any Company Stock Plan.

“Company Preferred Stock” shall mean the preferred stock, par value $0.001 per share, of the Company.

“Company Products” means the products and services currently offered by the Company and its Subsidiaries.

“Company Related Parties” is defined in Section 8.3(b).

“Company Registered Intellectual Property Rights” shall mean all of the Registered Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Restricted Stock Award” shall mean any award of restricted Shares outstanding under any Company Stock Plan that is, at the time of determination, subject to time-based vesting, forfeiture or repurchase by the Company.

“Company RSU Award” shall mean any award of restricted stock units outstanding under any Company Stock Plan.

“Company SEC Documents” is defined in Section 3.7(a).

“Company Securities” is defined in Section 3.2(c).

“Company Source Code” is defined in Section 3.16(f).

“Company Stockholders” shall mean holders of Shares in their capacity as such.

“Company Stock Plans” shall mean the Company’s 2020 Equity Incentive Plan, as amended, the Helix TCS, Inc. 2017 Omnibus Stock Incentive Plan, as amended, and the Bio-Tech Medical Software, Inc. 2014 Stock Incentive Plan, as amended.

“Company Stock Awards” shall mean the Company Restricted Stock Awards, the Company Options and the Company RSU Awards.

“Company Termination Fee” is defined in Section 8.3(b).

“Company Transaction Expenses” shall mean, without duplication, the amount not paid prior to Closing of all fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, accountants, financial advisors, tax advisors, brokers or other representatives and consultants) incurred by the Company prior to Closing in connection with this Agreement and the Transactions, and the consummation of the Transactions.

“Confidentiality Agreement” is defined in Section 5.1.

“Consent” shall mean any approval, consent, license, ratification, permission, waiver, order or authorization (including from any Governmental Body).

“Consortium Members” shall mean certain of the current stockholders of the Company that shall, prior to the Closing, contribute their Shares to Parent.

“Continuing Employee” shall mean all employees of the Company or any of its Subsidiaries who, as of the Closing, continue their employment with the Company or any of its Subsidiaries.

“Contract” shall mean any legally binding contract, subcontract, agreement, obligation, license, sublicense, note, bond, mortgage, indenture, deed of trust, franchise, lease, sublease, loan, credit agreement or other instrument.

“Covered Entity” shall mean “Covered Entity” as defined in 45 CFR §160.103.

“Cures Act” shall mean collectively the information blocking prohibitions in the 21st Century Cures Act and its implementing regulations at 45 C.F.R. Part 170 and 171 et seq., as amended from time to time.

“Data Protection Laws” shall mean any applicable Legal Requirements relating to the Processing of data (including the cross-border transfer of Personal Data), data privacy, data protection or data security, including HIPAA, HITECH, Cures Act, state breach notification Legal Requirements, the Federal Trade Commission Act, the Telephone Consumer Protection Act, CAN-SPAM Act, the Fair Credit Reporting Act.

“Data Protection Requirements” shall mean all applicable: (i) Data Protection Laws; (ii) Company privacy policies; (iii) terms of any agreements to which Company or any of its Subsidiaries are bound relating to the Company’s or its Subsidiaries’ Processing of Personal Data; and (iv) industry standards or self-regulatory frameworks binding on the Company, relating to privacy, data protection or data security.

“Depository Agent” is defined in Section 2.6(a).

“Determination Notice” is defined in Section 6.1(b)(i).

“Dissenting Shares” is defined in Section 2.7.

“Effect” is defined in the definition of Company Material Adverse Effect.

“Effective Time” is defined in Section 2.3(b).

“End Date” is defined in Section 8.1(e).

“Enforceability Exceptions” is defined in Section 3.4.

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” shall mean all Legal Requirements relating to pollution or the protection of the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Safe Drinking Water Act (42 U.S.C. § 300f et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Federal Insecticide, Fungicide and Rodenticide Act (7 U.S.C. § 136 et seq.) and the Occupational Safety and Health Act (29 U.S.C. § 651 et seq.).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Existing D&O Policy” is defined in Section 6.5(c).

“Expiration Date” is defined in Section 1.1(c).

“F Reorganization” is defined in Section 9.12(a).

“Financing” is defined in Section 4.9.

“Fraud” shall mean common law fraud under the laws of the State of Maryland.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Body” shall mean any applicable:  (a) nation, state, commonwealth, province, territory, county, municipality, district or other applicable legal jurisdiction; (b) federal, state, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official or body and any court, arbitrator or other tribunal.  By way of example only, and in no way limiting the generality of the foregoing, Governmental Body shall include the United States antitrust agencies and any competition authority anywhere in the world.

“Hazardous Materials” shall mean any material, substance or waste that is defined, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive” or words of similar meaning or effect, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, urea formaldehyde insulation, and chlorofluorocarbons.

“Health Care Laws” shall mean, as applicable, all health care-related Legal Requirements of any Governmental Body, including, without limitation, all laws relating to the management, administration of, and payment for, health care services and items that are applicable to the Company, including: (i) (A) Title XVIII of the Social Security Act, 42 U.S.C. § 1395 et seq. (the Medicare statute); (B) Title XIX of the Social Security Act, 42 U.S.C. § 1396 et seq. (the Medicaid statute); (C) the federal Anti-Kickback Statute, 42 U.S.C. § 1320a-7b; (D) the TRICARE statute, 10 U.S.C. § 1071 et seq., and any other laws related to the provision of healthcare services to beneficiaries of the Veterans Affairs Administration; (E) the federal False Claims Act, 31 U.S.C. §§ 3729-3733; (F) the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; (G) the exclusion statute, 42 U.S.C. § 1320a-7; (H) the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; (I) Health Care Fraud, 18 U.S.C. § 1347; (J) the Travel Act, 18 U.S.C. § 1952; (K) information blocking, 42 U.S.C. § 300jj-52 et seq; (L) ONC Certification Program (including all Certification Criteria); and (M) Medicare Promoting Interoperability Program, in each case including, to the extent not specifically identified herein, all local, state, and federal laws regarding the same or similar conduct or subject matter; and (ii) any other applicable law, including federal, state, and local laws, with respect to health care-related fraud and abuse, false claims, self-referral, anti-kickback, billing, coding, or submission of claims, in each case, as amended, and including all regulations promulgated thereunder.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health (HITECH) Act, together with all implementing regulations thereof, as amended, including but not limited to 45 CFR Part 160, Part 162 and Part 164, Subparts A, C, D and E and all including all guidance, rules, interpretations and implementing regulations.

“HITECH” shall mean the Health Information Technology for Economic and Clinical Health Act, found in the American Recovery and Reinvestment Act of 2009 at Division A, Title XIII and Division B, Title IV, and all regulations promulgated pursuant thereto.

“In the Money Option” is defined in Section 2.8(a).

“In the Money Option Consideration” is defined in Section 2.8(a).

“Incidental Contracts” shall mean (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services, (b) material transfer agreements, (c) Contracts that are ancillary to a sale of products or services to customers or the purchase or use of software, services, equipment or other materials, and (d) non-disclosure agreements, in each case, entered into in the ordinary course of business.

“Indemnified Persons” is defined in Section 6.5(a).

“Initial Expiration Date” is defined in Section 1.1(c).

“Intellectual Property” shall mean all intellectual property regardless of form, including:  (a) published and unpublished works of authorship, including audiovisual works, collective works, computer software, compilations, databases, derivative works, literary works and mask works (“Works of Authorship”); (b) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (c) words, names, symbols, devices, designs, slogans, logos, trade dress and other designations, and combinations of the preceding items, used to identify or distinguish the origin of a business, good, group, product, or service or to indicate a form of certification (“Trademarks”); (d) improvements, derivatives, modifications, enhancements, revisions and releases relating to any of the foregoing; (e) instantiations of any of the foregoing in any form and embodied in any media; and (f) Internet domain names that are registered with any domain name registrar (“Domain Names”).

“Intellectual Property Rights” shall mean all U.S. and foreign common Legal Requirements and statutory rights in, arising out of, or associated with Intellectual Property or Registered Intellectual Property Rights in any jurisdiction, including (a) rights in, arising out of, or associated with Works of Authorship, including rights granted under the U.S. Copyright Act or analogous foreign common Legal Requirements or statutory regime; (b) rights in, arising out of, or associated with Inventions, including rights granted under the U.S. Patent Act or analogous foreign common Legal Requirements or statutory regime, including patents, utility models and inventors’ certificates and all disclosures, applications reissues, divisionals, re-examinations, renewals, substitutions, revisions, extensions, provisionals, continuations and continuations-in-part thereof; (c) rights in, arising out of, or associated with Trademarks, including rights granted under the Lanham Act or analogous foreign common Legal Requirements or statutory regime; (d) rights granted under the Uniform Trade Secrets Act or analogous foreign common Legal Requirements or statutory regime; and (e) all U.S. and foreign common Legal Requirements and statutory rights to sue or recover and retain damages, costs or attorneys’ fees for past, present or future infringement, misappropriation or other violation of any of the foregoing.

“Interested Person” shall mean any executive officer or director of the Company that is also an Affiliate or Representative of Parent, Purchaser or any Consortium Member. For avoidance of doubt, Interested Person includes (i) Max Wygod, (ii) Adam Dublin and (iii) Shahir Kassam-Adams.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after reasonable inquiry of the employees of such Entity with the administrative or operational responsibility for such matter in question; provided, however, that any knowledge that is exclusive to one or more Interested Persons shall not be considered Knowledge of the Company.

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of The Nasdaq Global Select Market or another applicable stock exchange).

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance or other restriction of similar nature (including any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Maryland Short Form Merger Notice” is defined in Section 1.1(e).

“Material Contract” is defined in Section 3.18(a).

“Maximum Premium” is defined in Section 6.5(c).

“Merger” is defined in Recital B.

“Merger Consideration” is defined in Section 2.5(a)(iii).

“MGCL” shall mean the Maryland General Corporation Law, as amended.

“Minimum Condition” is defined in clause (a) of Annex I.

“Multiemployer Plan” is defined in Section 3.11(c).

“Nasdaq” shall mean The Nasdaq Global Select Market.

“Net Cash” shall mean, without duplication, (i) the Company’s unrestricted cash, plus (ii) current accounts receivable, minus (iii) current accounts payable, all estimated in good faith by the Company, and determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements.

“New Commitment Letter” is defined in Section 6.14(d).

“Offer” is defined in Recital A.

“Offer Acceptance Time” is defined in Section 1.1(f).

“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 1.1(b).

“Offer Documents” is defined in Section 1.1(e).

“Offer Price” is defined in Recital A.

“Offer to Purchase” is defined in Section 1.1(b).

“Open Source Materials” shall mean software or other material that is distributed as “free software,” “open source software,” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), Apache Software License, any of the Creative Common suites of licenses, and any other licenses identified as open source licenses at www.opensource.org).

“Order” shall mean any order, judgment, award, decision, decree, injunction, ruling, writ or assessment of any Governmental Body (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable law.

“Out of the Money Option” is defined in Section 2.8(b).

“Parent” is defined in the preamble to this Agreement.

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

“Parent Related Parties” is defined in Section 8.3(b).

“Parties” shall mean Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 2.6(a).

“Payment Fund” is defined in Section 2.6(b).

“Permit” shall mean franchises, grants, authorizations, establishment registrations, licenses, permits, easements, variances, exceptions, Consents, certificates, approvals and Orders of any Governmental Body.

“Permitted Lien” shall mean any of the following:  (a) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established to the extent required by GAAP; (b) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s, landlords’ or other Liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default for a period greater than ninety (90) days or that are being contested in good faith by appropriate proceedings, and for which appropriate reserves have been established to the extent required by GAAP; (c) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, zoning, entitlements, conservation, building and other land use and environmental restrictions or regulations promulgated by a Governmental Body, in each case that do not materially and adversely impact the current use of the affected property; (d) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 or the Company’s subsequent Quarterly Reports on Form 10-Q; (e) all exceptions, restrictions, imperfections of title, charges and other Liens that do not materially and adversely interfere with the present use of the assets of the Company and its Subsidiaries, taken as a whole; (f) Liens arising under any lines of credit or other credit facilities or arrangements of the Company or its Subsidiaries in effect on the date hereof (or any replacement facilities thereto permitted pursuant to Section 5.2(a)); Liens incurred in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security; (g) with respect to leased or licensed personal property, the terms and conditions of the lease or license applicable thereto; (h) non-exclusive licenses to Intellectual Property Rights granted by or to any Person in the ordinary course of business; and (i) Liens described in Section A of the Company Disclosure Schedule.

“Person” shall mean any individual, Entity or Governmental Body.

“Personal Data” has the same meaning as the term “personal data,” “personal information,” or the equivalent under applicable Data Protection Laws.

“PHI” shall mean, collectively, “protected health information” as defined in 45 C.F.R. § 160.103 and “electronic health information” as defined in 45 C.F.R. § 171.102, that is in the possession or under the control of the Company (including its workforce) or any Business Associate of the Company.

“Plans” is defined in Section 3.11(a).

“Pre-Closing Period” is defined in Section 5.1.

“Process” or “Processing” or “Processed” shall mean, with respect to data, the access, use, collection, treatment, processing, storage, hosting, recording, organization, adaption, alteration, transfer, retrieval, transmittal, consultation, disclosure, disposal, dissemination or combination of such data.

“Purchaser” is defined in the preamble to this Agreement.

“Real Property Leases” is defined in Section 3.17(b).

“Reference Date” shall mean the Business Day immediately prior to the date of this Agreement.

“Registered Intellectual Property Rights” shall mean all Domain Names and all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Body in any jurisdiction or domain name registrar.

“Regulatory Condition(s)” is defined in clause (f) of Annex I.

“Regulatory Hurdles” is defined in Section 6.2(e).

“Release” shall mean any release, spill, emission, discharge, leaking, pouring, dumping or emptying, pumping, injection, deposit, disposal, dispersal, or leaching into the indoor or outdoor environment.

“Representatives” shall mean with respect to any Person, its directors, officers or other employees, controlled Affiliates, or any investment banker, attorney or other authorized agent or representative retained by such Person.

“Restricted Stock Consideration” is defined in Section 2.8(d).

“RSU Consideration” is defined in Section 2.8(c).

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“Schedule 13E-3” is defined in Section 1.3.

“Schedule 14D-9” is defined in Section 1.2(a).

“Schedule TO” is defined in Section 1.1(e).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Service Provider” is defined in Section 3.11(e).

“Shares” is defined in Recital A.

“Specified Agreement” is defined in Section 8.1(f).

“Special Committee” is defined in Recital C.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Sponsor” is defined in Section 4.9(b).

“Superior Offer” shall mean a bona fide written Acquisition Proposal that the Special Committee determines, in its good faith judgement, after consultation with its outside legal counsel and its financial advisor(s), is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory, timing, and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Special Committee deems relevant, is more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to written proposals, if any, made by Parent pursuant to Section 6.1(b)(i)); provided that for purposes of the definition of “Superior Offer,” the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%.”

“Surviving Corporation” is defined in Recital B.

“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

“Tax” shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, ad valorem, value added, alternative or add-on minimum or estimated tax or other tax or similar duties, fees or charges or assessments in the nature of a tax imposed by any Governmental Body, including any interest, penalty or addition to tax imposed by such Governmental Body.

“Tax Return” shall mean any report, declaration, return, information return or statement required to be filed with any Governmental Body relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Transaction Litigation” is defined in Section 6.6.

“Transactions” shall mean (a) the execution and delivery of this Agreement and (b) all of the transactions contemplated by this Agreement, including the Offer and the Merger.

“Unsecured PHI” shall mean “unsecured protected health information,” as defined by 45 C.F.R. § 164.402, that is in the possession or under the control of the Company (including its workforce) or any Business Associate of the Company.

“Unvested RSU Consideration” is defined in Section 2.8(c).

“WARN Act” is defined in Section 5.2(a)(xii).

“Willful Breach” shall mean a material breach of any covenant or agreement set forth in this Agreement that is the consequence of an act, or failure to act, undertaken by the breaching Party with the actual knowledge that the taking of such act, or failure to act, would result in a material breach of this Agreement.

Exhibit B

Surviving Corporation Certificate of Incorporation

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

FORIAN INC.

FIRST:	The name of the corporation (which is hereinafter called the “Corporation”) is: Forian Inc.

SECOND:	The purposes for which the Corporation is formed are as follows: any lawful act or activity for which corporations may be organized under the Maryland General Corporation Law.

THIRD:
The street address of the principal office of the Corporation in Maryland is is c/o CSC-Lawyers Incorporating Service Company, 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202. The Corporation may have such other offices or places of business within or without the State of Maryland as the Board of Directors (the “Board”) may from time to time determine.

FOURTH:	The name of the resident agent of the Corporation in Maryland is CSC-Lawyers Incorporating Service Company whose address is 7 St. Paul Street, Suite 820, Baltimore, Maryland 21202.

FIFTH:
The total number of shares of stock which the Corporation has authority to issue is 100 shares, $0.01 par value per share, of common stock.  The aggregate par value of all authorized shares having a par value is $1.00.  The Board, with the approval of a majority of the entire Board and without any action by the stockholders of the Corporation, may amend the charter of the Corporation (the “Charter”) from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Corporation has authority to issue.

SIXTH:
The number of directors of the Corporation shall be one (1) which number may be increased or decreased pursuant to the bylaws of the Corporation. These directors may increase or decrease the number of directors and may fill any vacancy, whether resulting from an increase in the number of directors or otherwise.

SEVENTH:
(a)         The Corporation reserves the right to make any amendment of the Charter, now or hereafter authorized by law, including any amendment which alters the contract rights, as expressly set forth in the Charter, of any shares of outstanding stock.

B-1

(b)       The Board may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the Bylaws of the Corporation.

(c)         The Board may, by articles supplementary, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock.

EIGHTH:
Except as may be provided by the Board in setting the terms of classified or reclassified shares of stock or as may otherwise be provided by a contract approved by the Board, no holder of shares of stock of the Corporation shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Corporation or any other security of the Corporation which it may issue or sell.  Holders of shares of stock shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Board upon such terms and conditions as may be specified by the Board, determines that such rights apply, with respect to all or any shares of all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

NINTH:
To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.  Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

B-2

ANNEX I

CONDITIONS TO THE OFFER

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (j) below.  Accordingly, notwithstanding any other provision of the Offer or the Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(c)) if:  (A) the Minimum Condition shall not be satisfied by the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses (b) through (j) below shall not be satisfied or waived in writing by Parent:

(a)          there shall have been validly tendered and not validly withdrawn Shares (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 3-106.1(a)(5) of the MGCL) that, considered together with all other Shares (if any) otherwise beneficially owned by Parent or any of its wholly owned Subsidiaries (including Purchaser), regardless of whether such Shares are beneficially owned by Parent or any of its Subsidiaries are actually or validly tendered or withdrawn, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”);

(b)        (i)         the representations and warranties of the Company as set forth in Section 3.1 (Organization and Qualification), Section 3.4 (Corporate Power; Enforceability), Section 3.5 (Stockholder Approval) and Section 3.23 (Opinion of Financial Advisor of the Company) of this Agreement shall be true and correct in all material respects (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) as of the date of this Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)) only as of such date);

(ii)        the representations and warranties of the Company as set forth in the first sentence of Section 3.9 (Absence of Certain Changes) of this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded);

Annex I-1

(iii)        the representations and warranties of the Company as set forth in subsections (a) and (b) of Section 3.2 (Capitalization) of this Agreement shall be true and correct in all respects except for any de minimis inaccuracies as of the date of this Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded and (B) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable de minimis standard as set forth in this clause (b)(iii)) only as of such date);

(iv)       the representations and warranties of the Company set forth in Section 3.10 (Brokers; Certain Expenses) of this Agreement shall be true and correct in all material respects as of the date of the Agreement; and

(v)        the representations and warranties of the Company as set forth in this Agreement (other than those referred to in clauses (b)(i) , (b)(ii), (b)(iii) and (b)(iv) above) shall be true and correct as of the date of this Agreement and at and as of the scheduled Expiration Date as if made on and as of the scheduled Expiration Date, except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Company Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded and (C) the accuracy of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(v)) only as of such date);

(c)        the Company shall have complied with, or performed, in all material respects all of the covenants and agreements it is required to comply with or perform at or prior to the scheduled Expiration Date;

(d)       Parent and Purchaser shall have received a certificate executed on behalf of the Company by an authorized officer of the Company confirming that the conditions set forth in clauses (b), (c) and (f) of this Annex I have been duly satisfied;

(e)        any consent, approval or clearance with respect to, or termination or expiration of any applicable waiting period (and any extensions thereof) under any Antitrust Laws set forth on Schedule 6.2(c) shall have been obtained, shall have been received or shall have terminated or expired, as the case may be;

(f)        there shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger nor shall any action have been taken, or any Legal Requirement have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which, directly or indirectly, prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger; (each of the conditions in clauses (e) and (f) (in case of (f), as such condition relates to the Antitrust Laws set forth on Section 6.2(c) of the Company Disclosure Schedule) the “Regulatory Conditions”);

Annex I-2

(g)         the Company Transaction Expenses shall not have exceeded $3,300,000;

(h)         as of immediately prior to the Expiration Date, no more than 5% of Shares are Dissenting Shares;

(i)          since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect; and

(j)          this Agreement shall not have been terminated.

The foregoing conditions are for the sole benefit of Parent and Purchaser, and (except for the Minimum Condition or as otherwise set forth in the Agreement) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.  The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Annex I-3